Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 80 for details.

Quarterly Report
to Shareholders

Scotiabank reports first quarter results

TORONTO, March 1, 2022 –
 Scotiabank reported first quarter net income of $2,740 million compared to $2,398 million in the same period last year. Diluted earnings per share (EPS) were $2.14, compared to $1.86 in the same period a year ago.

Adjusted net income
(1)
for the first quarter was $2,758 million and EPS was $2.15, up from $1.88 last year. Adjusted return on equity was 15.9% compared to 14.4% a year ago.

“2022 has started well reflecting the full earnings power of the Bank, with very strong operating results in all our four business lines. This quarter had strong loan growth, along with good fee income growth.” said Brian Porter, President and CEO of Scotiabank.

“During the quarter, Scotiabank was named the Bank of the Year in Canada by
The Banker
magazine for the third consecutive year, further solidifying our role as a Leading Bank in the Americas. I am exceedingly proud of the ways in which our winning team has gone above and beyond to provide our clients with exceptional advice and a great banking experience, while delivering for our shareholder and community stakeholders. In addition, I am pleased to share that Scotiabank has been recognized for
Best Corporate Sustainability Strategy
at the ESG Investing Awards 2022 for our work addressing climate risk and promoting racial and gender equality.”

Canadian Banking generated adjusted earnings
(1)
of $1,205 million, an increase of 32% compared to the prior year. Results were underpinned by higher revenues driven by strong loan growth and increased customer activity, favourable credit quality trends, and positive operating leverage.

International Banking adjusted earnings
(1)
were $552 million, an increase of 38% compared to the prior year. This was driven by strong mortgages and commercial loan growth, good expense management supported by customer adoption of digital channels, and lower provision for credit losses.

Global Wealth Management adjusted earnings
(1)
were $419 million, supported by solid sales momentum across our Asset Management business, double digit growth in Private Banking and strong growth across advisory businesses. AUM
(2)
and AUA
(2)
both increased 11% from the prior year.

Global Banking and Markets delivered another strong quarter, with earnings of $561 million. The results were driven by revenue growth across our capital markets and corporate and investment banking businesses, reflecting solid loan growth as well as lower provision for credit losses.

With a Common Equity Tier 1 capital ratio
(3)
of 12.0% the Bank remains well capitalized and positioned to continue to support strategic growth plans while returning capital to shareholders.

(1)   Refer to Non-GAAP Measures section on page 4
.
(2)
Refer to Glossary on page 48 for the description of the measure.
(3)  This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018)
.

Enhanced Disclosure Task Force (EDTF) Recommendations
The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in May 2012 with the goal of developing fundamental disclosure principles. On October 29, 2012 the EDTF published its report, “Enhancing the Risk Disclosures of Banks”, which sets forth recommendations around improving risk disclosures and identifies existing leading practice risk disclosures.
Below is the index of all these recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q1 2022		2021 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			14
	2	The Bank’s risk to terminology, measures and key parameters.			82-85
	3	Top and emerging risks, and the changes during the reporting period.			87-88, 92-98
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	42-45		61-64, 106-109, 122-124
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			79-81
	6	Description of risk culture and procedures applied to support the culture.			82-85
	7	Description of key risks from the Bank’s business model.			86
	8	Stress testing use within the Bank’s risk governance and capital management.			82-83
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	42-43	3	61-64	216
	10	a) Regulatory capital components.	42, 70	18-21	65
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	42	70	66-67
	12	Discussion of targeted level of capital, and the plans on how to establish this.			61-64
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		5, 34, 36-47, 55-57, 61, 73, 79	69-73, 86, 131	185, 240
	14	Analysis of the capital requirements for each Basel asset class.		13-14, 34-48, 54-57, 61,66-69	69-73	185, 233-240
	15	Tabulate credit risk in the Banking Book.	74	13-14, 34-48, 66-69	69-73	235
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		49, 60, 72	69-73
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		77	70-72
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	33-36		104-109
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	33-36		106
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	40-41		110-112
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	38-39		109-110
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	32-33		103
	23	Discussion of significant trading and non-trading market risk factors.	75		99-104	239-240
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	32, 75		99-104	239-240
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			99-104	240
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		5, 34, 36-47, 55-57	92-98, 125-131	194-196, 236-238
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				163-165, 196
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	60	31, 32	94, 125-126, 128-129	196
	29	Analysis of counterparty credit risk that arises from derivative transactions.	44, 73-74	78	90-91	183-186
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	73-74		90-91, 95
Other risks	31	Quantified measures of the management of operational risk.	75		73, 113
	32	Discussion of publicly known risk items.	44		78

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2022. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2021 Annual Report. This MD&A is dated March 1, 2022.
Additional information relating to the Bank, including the Bank’s 2021 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2021 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

13	Financial Highlights

14	Overview of Performance

15	Group Financial Performance

17	Business Segment Review

27	Geographic Highlights

27	Quarterly Financial Highlights

28	Financial Position

29	Risk Management

42	Capital Management

44	Financial Instruments

44	Off-Balance Sheet Arrangements

45	Regulatory Developments

46	Accounting Policies and Controls

47	Share Data

48	Glossary
Forward-looking statements
From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the
COVID-19
pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP
measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results.
The financial results have been adjusted for the following:
Adjustments impacting current and prior periods:
Amortization of acquisition-related intangible assets:
These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.
Adjustments impacting prior periods only:
Restructuring and other provisions, recorded in Q4, 2021:
The Bank recorded a restructuring charge of $126 million
pre-tax,
and settlement and litigation provisions in the amount of $62 million pre-tax.
These charges were recorded in the Other operating segment.
Acquisition and divestiture-related amounts:
i.
Acquisition-related integration costs are costs that were incurred by the Bank and related to integrating previously acquired businesses. These costs were recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments. The Bank ceased incurring these costs in fiscal year 2020.
ii.
Net (gain)/loss on divestitures recorded in the Other operating segment.
Valuation-related adjustments, recorded in Q1, 2020:
The Bank recognized certain valuation-related adjustments totalling $315 million pre-tax related to modifying its allowance for credit losses measurement methodology under IFRS 9 ($155 million), enhancement of its fair value methodology primarily relating to uncollateralized OTC derivatives ($116 million) and recognition of an impairment loss related to one software asset ($44 million).

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
($ millions)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income	$4,344	$4,217	$4,351
Non-interest income	3,705	3,470	3,721
Total revenue	8,049	7,687	8,072
Provision for credit losses	222	168	764
Non-interest expenses	4,223	4,271	4,208
Income before taxes	3,604	3,248	3,100
Income tax expense	864	689	702
Net income	$2,740	$2,559	$2,398
Net income attributable to non-controlling interests in subsidiaries (NCI)	88	70	90
Net income attributable to equity holders	2,652	2,489	2,308
Preferred shareholders and other equity instrument holders	44	78	43
Net income attributable to common shareholders	$2,608	$2,411	$2,265
Diluted earnings per share (in dollars)	$2.14	$1.97	$1.86
Adjustments
Amortization of acquisition-related intangible assets (1)	$25	$25	$28
Restructuring and other provisions (1)	–	188	–
Adjustments (Pre-tax)	$25	$213	$28
Income tax expense/(benefit)	(7)	(56)	(8)
Adjustments (After tax)	$18	$157	$20
Adjustment attributable to NCI	–	(10)	–
Adjustments (After tax and NCI)	$18	$147	$20
Adjusted Results
Net interest income	$4,344	$4,217	$4,351
Non-interest income	3,705	3,470	3,721
Total revenue	8,049	7,687	8,072
Provision for credit losses	222	168	764
Non-interest expenses	4,198	4,058	4,180
Income before taxes	3,629	3,461	3,128
Income tax expense	871	745	710
Net income	$2,758	$2,716	$2,418
Net income attributable to NCI	88	80	90
Net income attributable to equity holders	2,670	2,636	2,328
Preferred shareholders and other equity instrument holders	44	78	43
Net income attributable to common shareholders	$2,626	$2,558	$2,285
Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,626	$2,558	$2,285
Dilutive impact of share-based payment options and others	24	7	42
Adjusted net income attributable to common shareholders (diluted)	$2,650	$2,565	$2,327
Weighted average number of basic common shares outstanding (millions)	1,211	1,215	1,212
Dilutive impact of share-based payment options and others (millions)	19	9	25
Adjusted weighted average number of diluted common shares outstanding (millions)	1,230	1,224	1,237
Adjusted diluted earnings per share (in dollars) (2)	$2.15	$2.10	$1.88
Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.13	$0.02
(1)	Recorded in non-interest expenses.
(2)	Earnings per share calculations are based on full dollar and share amounts.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2022 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income	741	749	1,248	1,031	(64)	3,705
Total revenue	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	-	222
Non-interest expenses	1,282	1,285	862	670	124	4,223
Income before taxes	1,627	838	561	750	(172)	3,604
Income tax expense	426	208	146	189	(105)	864
Net income	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	85	3	–	–	88
Net income attributable to equity holders	$1,201	$545	$412	$561	$(67)	$2,652
Adjustments
Amortization of acquisition-related intangible assets (2)	$6	$10	$9	$–	$–	$25
Adjustments (Pre-tax)	6	10	9	–	–	25
Income tax expense/(benefit)	(2)	(3)	(2)	–	–	(7)
Adjustments (After tax)	4	7	7	–	–	18
Adjustment attributable to NCI	–	–	–	–	–	–
Adjustments (After tax and NCI)	$4	$7	$7	$–	$–	$18
Adjusted Results
Net interest income	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income	741	749	1,248	1,031	(64)	3,705
Total revenue	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	–	222
Non-interest expenses	1,276	1,275	853	670	124	4,198
Income before taxes	1,633	848	570	750	(172)	3,629
Income tax expense	428	211	148	189	(105)	871
Net income	$1,205	$637	$422	$561	$(67)	$2,758
Net income attributable to NCI	–	85	3	–	–	88
Net income attributable to equity holders	$1,205	$552	$419	$561	$(67)	$2,670
(1)	Refer to Business Segment Review on page 17.
(2)	Recorded in non-interest expenses.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended October 31, 2021 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income	749	728	1,186	812	(5)	3,470
Total revenue	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,251	1,259	824	591	346	4,271
Income before taxes	1,676	744	522	636	(330)	3,248
Income tax expense	438	137	135	134	(155)	689
Net income	$1,238	$607	$387	$502	$(175)	$2,559
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	79	2	–	(11)	70
Net income attributable to equity holders	$1,238	$528	$385	$502	$(164)	$2,489
Adjustments
Amortization of acquisition-related intangible assets (2)	$6	$10	$9	$–	$–	$25
Restructuring and other provisions (2)	–	–	–	–	188	188
Adjustments (Pre-tax)	6	10	9	–	188	213
Income tax expense/(benefit)	(2)	(3)	(2)	–	(49)	(56)
Adjustments (After tax)	4	7	7	–	139	157
Adjustment attributable to NCI	–	–	–	–	(10)	(10)
Adjustments (After tax and NCI)	$4	$7	$7	$–	$129	$147
Adjusted Results
Net interest income	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income	749	728	1,186	812	(5)	3,470
Total revenue	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,245	1,249	815	591	158	4,058
Income before taxes	1,682	754	531	636	(142)	3,461
Income tax expense	440	140	137	134	(106)	745
Net income	$1,242	$614	$394	$502	$(36)	$2,716
Net income attributable to NCI	–	79	2	–	(1)	80
Net income attributable to equity holders	$1,242	$535	$392	$502	$(35)	$2,636
(1)	Refer to Business Segment Review on page 17.
(2)	Recorded in non-interest expenses.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2021 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported Results
Net interest income	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income	664	773	1,235	978	71	3,721
Total revenue	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	–	764
Non-interest expenses	1,204	1,402	817	614	171	4,208
Income before taxes	1,229	634	569	702	(34)	3,100
Income tax expense	318	157	148	159	(80)	702
Net income	$911	$477	$421	$543	$46	$2,398
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	88	3	–	(1)	90
Net income attributable to equity holders	$911	$389	$418	$543	$47	$2,308
Adjustments
Amortization of acquisition-related intangible assets (2)	$6	$13	$9	$–	$–	$28
Adjustments (Pre-tax)	6	13	9	–	–	28
Income tax expense/(benefit)	(2)	(4)	(2)	–	–	(8)
Adjustments (After tax)	4	9	7	–	–	20
Adjustment attributable to NCI	–	–	–	–	–	–
Adjustments (After tax and NCI)	$4	$9	$7	$–	$–	$20
Adjusted Results
Net interest income	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income	664	773	1,235	978	71	3,721
Total revenue	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	–	764
Non-interest expenses	1,198	1,389	808	614	171	4,180
Income before taxes	1,235	647	578	702	(34)	3,128
Income tax expense	320	161	150	159	(80)	710
Net income	$915	$486	$428	$543	$46	$2,418
Net income attributable to NCI	–	88	3	–	(1)	90
Net income attributable to equity holders	$915	$398	$425	$543	$47	$2,328
(1)	Refer to Business Segment Review on page 17.
(2)	Recorded in non-interest expenses.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Reconciliation of International Banking’s reported, adjusted and constant dollar results
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency. The tables below are computed on a basis that is different than the table “
Impact of foreign currency translation
” in Overview of Performance on page 14.

	For the three months ended
($ millions)	October 31, 2021			January 31, 2021
(Taxable equivalent basis)	Reported Results	Foreign exchange	Constant dollar	Reported Results	Foreign exchange	Constant dollar
Net interest income	$1,589	$15	$1,574	$1,788	$135	$1,653
Non-interest income	728	16	712	773	52	721
Total revenue	2,317	31	2,286	2,561	187	2,374
Provision for credit losses	314	2	312	525	46	479
Non-interest expenses	1,259	15	1,244	1,402	93	1,309
Income before taxes	744	14	730	634	48	586
Income tax expense	137	3	134	157	12	145
Net income	$607	$11	$596	$477	$36	$441
Net income attributable to non-controlling interest in subsidiaries	$79	$1	$78	$88	$8	$80
Net income attributable to equity holders of the Bank	$528	$10	$518	$389	$28	$361
Other measures
Average assets ($ billions)	$192	$1	$191	$199	$12	$187
Average liabilities ($ billions)	$146	$2	$144	$153	$11	$142

	For the three months ended
($ millions)	October 31, 2021			January 31, 2021
(Taxable equivalent basis)	Adjusted Results	Foreign exchange	Constant dollar adjusted	Adjusted Results	Foreign exchange	Constant dollar adjusted
Net interest income	$1,589	$15	$1,574	$1,788	$135	$1,653
Non-interest income	728	16	712	773	52	721
Total revenue	2,317	31	2,286	2,561	187	2,374
Provision for credit losses	314	2	312	525	46	479
Non-interest expenses	1,249	15	1,234	1,389	92	1,297
Income before taxes	754	14	740	647	49	598
Income tax expense	140	3	137	161	12	149
Net income	$614	$11	$603	$486	$37	$449
Net income attributable to non-controlling interest in subsidiaries	$79	$1	$78	$88	$8	$80
Net income attributable to equity holders of the Bank	$535	$10	$525	$398	$29	$369
Reconciliation of average total assets, core earning assets and core net interest income
Earning assets
Earning assets are defined as income generating assets which include interest-bearing deposits with banks, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.
Non-earning
assets
Non-earning
assets are defined as cash and
non-interest
bearing deposits with financial institutions, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.
Core earning assets
Core earning assets are defined as earning assets excluding investments in associates, customers’ liability under acceptances, and trading assets, securities borrowed or purchased under resale agreements, and other assets related to capital markets businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets.
Net interest margin
Net interest margin is calculated as core net interest income (annualized) divided by average core earning assets.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Average total assets, average earning assets, average core earning assets and net interest margin by business line

	As at and for the three months ended January 31, 2022
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets (2)	$411,748	$196,100	$630,768		$1,238,616
Average non-earning assets (2)	4,129	16,039	73,997		94,165
Average total earning assets (2)	$407,619	$180,061	$556,771		$1,144,451
Less:
Trading assets	–	5,287	157,598		162,885
Securities purchased under resale agreements and securities borrowed	–	200	130,902		131,102
Other deductions	20,580	2,083	35,367		58,030
Average core earning assets (2)	$387,039	$172,491	$232,904		$792,434
Net interest income on core earning assets	$2,133	$1,636	$552		$4,321
Net interest margin	2.19%	3.76%	nm	(3)	2.16%
(1)	Includes Global Wealth Management, Global Banking and Markets, and Other Segments.
(2)	Average balances represent the average of daily balances for the period.
(3)	Not meaningful

	As at and for the three months ended October 31, 2021
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$398,141	$192,219	$582,347		$1,172,707
Average non-earning assets	4,100	15,563	73,473		93,136
Average total earning assets	$394,041	$176,656	$508,874		$1,079,571
Less:
Trading assets	–	5,453	138,493		143,946
Securities purchased under resale agreements and securities borrowed	–	–	119,195		119,195
Other deductions	18,780	1,966	34,634		55,380
Average core earning assets	$375,261	$169,237	$216,552		$761,050
Net interest income on core earning assets	$2,082	$1,574	$511		$4,167
Net interest margin	2.20%	3.69%	nm	(2)	2.17%
(1) Includes Global Wealth Management, Global Banking and Markets, and Other Segments. (2) Not meaningful

	As at and for the three months ended January 31, 2021
($ millions)	Canadian Banking	International Banking	GWM, GBM & Other Segments (1)		Total
Average total assets	$368,312	$199,361	$587,636		$1,155,309
Average non-earning assets	4,144	16,548	78,372		99,064
Average total earning assets	$364,168	$182,813	$509,264		$1,056,245
Less:
Trading assets	–	5,654	131,737		137,391
Securities purchased under resale agreements and securities borrowed	–	–	115,448		115,448
Other deductions	15,718	2,220	30,126		48,064
Average core earning assets	$348,450	$174,939	$231,953		$755,342
Net interest income on core earning assets	$1,984	$1,779	$552		$4,315
Net interest margin	2.26%	4.03%	nm	(2)	2.27%
(1) Includes Global Wealth Management, Global Banking and Markets, and Other Segments. (2) Not meaningful
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.
Adjusted return on equity represents adjusted net income attributable to common shareholders (annualized) as a percentage of adjusted average common shareholders’ equity.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity by operating segment

	For the three months ended

	January 31, 2022							October 31 2021	January 31 2021
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Total	Total
Reported
Net income attributable to common shareholders	$1,198	$542	$410	$559	$(101)		$2,608	$2,411	$2,265
Total average common equity	17,373	17,569	9,443	12,717	8,359		65,461	64,735	63,103
Return on equity	27.4%	12.2%	17.2%	17.4%	nm	(1)	15.8%	14.8%	14.2%
Adjusted (2)
Net income attributable to common shareholders	$1,202	$549	$417	$559	$(101)		$2,626	$2,558	$2,285
Total average common equity	17,373	17,569	9,443	12,717	8,470		65,572	64,866	63,137
Return on equity	27.5%	12.4%	17.5%	17.4%	nm	(1)	15.9%	15.6%	14.4%
(1)	Not meaningful
(2)	Refer to Tables on page 5.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), less the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of adjusted average tangible common equity.

	For the three months ended
(Unaudited)	January 31 2022	October 31 2021	January 31 2021
Average common equity	$65,461	$64,735	$63,103
Average goodwill (1)	(9,234)	(9,248)	(9,593)
Average acquisition-related intangibles (net of deferred tax)	(3,833)	(3,851)	(3,938)
Average tangible common equity	$52,394	$51,636	$49,572
Net income attributable to common shareholders – reported	$2,608	$2,411	$2,265
Amortization of acquisition-related intangible assets (after tax) (2)	18	18	20
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,626	$2,429	$2,285
Return on tangible common equity – reported (3)	19.9%	18.7%	18.3%
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$2,626	$2,429	$2,285
Other adjusting items (after tax and NCI) (2)	–	129	–
Net income attributable to common shareholders – adjusted	$2,626	$2,558	$2,285
Average tangible common equity – adjusted (2)	$52,505	$51,767	$49,606
Return on tangible common equity – adjusted (3)	19.8%	19.6%	18.3%
(1)	Includes imputed goodwill from investments in associates.
(2)	Refer to Tables on page 5.
(3)	Calculated on full dollar amounts.
Productivity ratio
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue. A lower ratio indicates improved productivity.
Adjusted productivity ratio represents adjusted non-interest expenses as a percentage of adjusted total revenue.
Operating leverage
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest expenses.
Adjusted operating leverage represents the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest expenses.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses (PCL) as a % of average net loans and acceptances
The ratio represents PCL (annualized) expressed as a % of average net loans and acceptances.
Adjusted provision for credit losses as a % of average net loans and acceptances represents adjusted PCL (annualized) expressed as a % of average net loans and acceptances.
Taxable equivalent basis
The Bank analyzes certain net interest income and non-interest income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Effective tax rate
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expense by income before taxes.
Adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes.
Effective tax rate (TEB) basis is calculated by dividing income tax expense, adjusted to a tax equivalent basis, by income before taxes, adjusted to a tax equivalent basis.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights

	As at and for the three months ended
(Unaudited)	January 31 2022	October 31 2021	January 31 2021
Operating results ($ millions)
Net interest income	4,344	4,217	4,351
Non-interest income	3,705	3,470	3,721
Total revenue	8,049	7,687	8,072
Provision for credit losses	222	168	764
Non-interest expenses	4,223	4,271	4,208
Income tax expense	864	689	702
Net income	2,740	2,559	2,398
Net income attributable to common shareholders	2,608	2,411	2,265
Operating performance
Basic earnings per share ($)	2.15	1.98	1.87
Diluted earnings per share ($)	2.14	1.97	1.86
Return on equity (%) (1)	15.8	14.8	14.2
Return on tangible common equity (%) (2)	19.9	18.7	18.3
Productivity ratio (%) (1)	52.5	55.6	52.1
Net interest margin (%) (2)	2.16	2.17	2.27
Financial position information ($ millions)
Cash and deposits with financial institutions	99,053	86,323	89,491
Trading assets	152,947	146,312	141,768
Loans	667,338	636,986	603,649
Total assets	1,245,474	1,184,844	1,164,050
Deposits	851,045	797,259	768,993
Common equity	66,172	64,750	63,387
Preferred shares and other equity instruments	5,552	6,052	5,308
Assets under administration (1)(3)	651,200	652,924	598,057
Assets under management (1)(3)	345,339	345,762	311,661
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (4)	12.0	12.3	12.2
Tier 1 capital ratio (%) (4)	13.4	13.9	13.6
Total capital ratio (%) (4)	15.1	15.9	15.7
Total loss absorbing capacity (TLAC) ratio (%) (5)	28.3	27.8	23.3
Leverage ratio (%) (6)	4.4	4.8	4.7
TLAC Leverage ratio (%) (5)	9.4	9.6	8.0
Risk-weighted assets ($ millions) (4)	433,682	416,105	406,780
Liquidity coverage ratio (LCR) (%) (7)	123	124	129
Net stable funding ratio (NSFR) (%) (8)	108	110	115
Credit quality
Net impaired loans ($ millions)	2,812	2,801	3,285
Allowance for credit losses ($ millions) (9)	5,583	5,731	7,810
Gross impaired loans as a % of loans and acceptances (1)	0.64	0.67	0.84
Net impaired loans as a % of loans and acceptances (1)	0.41	0.42	0.52
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(10)	0.13	0.10	0.49
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(10)	0.24	0.31	0.49
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.27	0.34	0.43
Adjusted results (2)
Adjusted net income ($ millions)	2,758	2,716	2,418
Adjusted diluted earnings per share ($)	2.15	2.10	1.88
Adjusted return on equity (%)	15.9	15.6	14.4
Adjusted return on tangible common equity (%)	19.8	19.6	18.3
Adjusted productivity ratio (%)	52.2	52.8	51.8
Adjusted provision for credit losses as a % of average net loans and acceptances (annualized) (10)	0.13	0.10	0.49
Common share information
Closing share price ($) (TSX)	91.56	81.14	68.20
Shares outstanding (millions)
Average – Basic	1,211	1,215	1,212
Average – Diluted	1,230	1,224	1,237
End of period	1,204	1,215	1,212
Dividends paid per share ($)	1.00	0.90	0.90
Dividend yield (%) (1)	4.6	4.5	5.7
Market capitalization ($ millions) (TSX)	110,274	98,612	82,684
Book value per common share ($) (1)	54.94	53.28	52.28
Market value to book value multiple (1)	1.7	1.5	1.3
Price to earnings multiple (trailing 4 quarters) (1)	11.4	10.5	12.5
Other information
Employees (full-time equivalent)	89,782	89,488	89,808
Branches and offices	2,424	2,518	2,597
(1)	Refer to Glossary on page 48 for the description of the measure.
(2)	Refer to page 4 for a discussion of Non-GAAP measures.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(8)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(9)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(10)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,740 million, compared to $2,398 million in the same period last year, and $2,559 million last quarter. Diluted earnings per share were $2.14 compared to $1.86 in the same period last year and $1.97 last quarter. Return on equity was 15.8%, compared to 14.2% in the same period last year and 14.8% last quarter.
Adjusted net income was $2,758 million compared to $2,418 million last year, an increase of 14%. Adjusted diluted earnings per share were $2.15, compared to $1.88 last year. Adjusted return on equity was 15.9% compared to 14.4% a year ago. The increase in net income was due primarily to lower provision for credit losses, as a result of favourable credit quality and macroeconomic outlook.
Adjusted net income was $2,758 million this quarter compared to $2,716 million last quarter, up 2%, benefitting from solid revenue growth across all businesses. Adjusted diluted earnings per share were $2.15, compared to $2.10 last quarter, and adjusted return on equity was 15.9% compared to 15.6% last quarter.
Economic summary and outlook
The global economy is undergoing a powerful recovery, aided by a gradual reversal of public health restrictions, accommodative monetary and fiscal policies, strong household and corporate balance sheets and large amounts of pent-up demand. This momentum has led to large increases in inflation, which are triggering a re-assessment of policy settings in many central banks. COVID risks remain, but seem much less important as many countries are now saying they will treat COVID as endemic, suggesting that further variants will be countered with far less stringent public health restrictions. The outbreak of military hostilities in Ukraine poses a risk to the outlook and is causing significant volatility in financial markets.
In Canada and the United States, it is now clear that inflationary pressures are more persistent than earlier assessed. The strength of demand, combined with some challenges on the production side of the economy, has led to inflation that is well outside the Bank of Canada and Federal Reserve’s target levels. Policy rates will need to rise substantially this year, with a first move likely in March for both central banks. We expect that both central banks will raise their policy rates by 175 basis points by the end of 2022. While aggressive, this would still leave very stimulative policy settings given that real interest rates would still be quite negative if our forecast materializes.
In the Pacific Alliance, growth is expected to moderate this year following the exceptional strength observed in 2021. The region as a whole will continue to benefit from the robust global recovery, the consequent strength of commodity prices, and a relaxation of public health measures. Owing to the strength of the recovery and to the impacts of currency depreciation earlier last year, inflation has risen rapidly. This has led to a robust policy response to date, which is expected to lead to lower inflation this year. The sharp rise in US policy rates may impact capital flows to the region, but regional authorities and policy frameworks remain strong, suggesting that this development should not pose much of a challenge for the region.
Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “
Constant dollar
” table in
Non-GAAP
Measures on page 9.

	Average exchange rate			% Change
For the three months ended	January 31, 2022	October 31, 2021	January 31, 2021	January 31, 2022 vs. October 31, 2021	January 31, 2022 vs. January 31, 2021
U.S dollar/Canadian dollar	0.789	0.796	0.777	(0.8)%	1.5%
Mexican Peso/Canadian dollar	16.383	16.065	15.618	2.0%	4.9%
Peruvian Sol/Canadian dollar	3.143	3.239	2.807	(3.0)%	12.0%
Colombian Peso/Canadian dollar	3,128.422	3,043.214	2,753.077	2.8%	13.6%
Chilean Peso/Canadian dollar	653.988	631.752	573.961	3.5%	13.9%

Impact on net income (1) ($ millions except EPS)	January 31, 2022 vs. October 31, 2021	January 31, 2022 vs. January 31, 2021
Net interest income	$(16)	$(145)
Non-interest income (2)	(54)	(97)
Non-interest expenses	13	103
Other items (net of tax)	17	56
Net income	$(40)	$(83)
Earnings per share (diluted)	$(0.03)	$(0.07)
Impact by business line ($ millions)
Canadian Banking	$1	$–
International Banking (2)	(29)	(52)
Global Wealth Management	–	(3)
Global Banking and Markets	3	(5)
Other (2)	(15)	(23)
Net income	$(40)	$(83)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q1 2022 vs Q1 2021
Net income was $2,740 million compared to $2,398 million, up 14%. Adjusted net income was also up 14%, due mainly to lower provision for credit losses, driven by favourable credit quality and macroeconomic outlook, partially offset by higher provision for income taxes.
Q1 2022 vs Q4 2021
Net income was $2,740 million compared to $2,559 million, up 7%. Adjusted net income was $2,758 million compared to $2,716 million, up 2%. Higher net interest income and non-interest income were partially offset by higher provision for credit losses and non-interest expenses.
Total revenue
Q1 2022 vs Q1 2021
Revenues of $8,049 million were down from $8,072 million, due to lower net interest income and non-interest income.
Q1 2022 vs Q4 2021
Revenues of $8,049 million were up from $7,687 million, due to higher net interest income and non-interest income.
Net interest income
Q1 2022 vs Q1 2021
Net interest income was $4,344 million, down $7 million. Strong mortgage, commercial, and corporate loan growth was more than offset by the negative impact of foreign currency translation, and margin compression.
Net interest margin was down 11 basis points to 2.16%, driven primarily by lower margins in International Banking and Canadian Banking mainly related to changes in business mix, and a lower contribution from asset/liability management activities, partly offset by decreased levels of high-quality,
lower-margin liquid assets.
Q1 2022 vs Q4 2021
Net interest income was up $127 million or 3%, driven primarily by loan growth across all business lines and higher margins in International Banking.
Net interest margin was down one basis point, driven by higher levels of high-quality, lower-margin liquid assets and a lower margin in Canadian Banking, partly offset by a higher margin in International Banking.
Non-interest income
Q1 2022 vs Q1 2021
Non-interest income was $3,705 million, down $16 million. Lower investment gains, the negative impact of foreign currency translation, and elevated wealth management performance fees in the prior year, were largely offset by higher banking revenues, higher income from associated corporations, and higher wealth management revenues.
Q1 2022 vs Q4 2021
Non-interest income was up $235 million or 7%, due mainly to higher trading, banking, and wealth management revenues, as well as higher underwriting and other advisory fees. These were partially offset by lower investment gains and the negative impact of foreign currency translation.
Provision for credit losses
Q1 2022 vs Q1 2021
The provision for credit losses was $222 million, compared to $764 million, a decrease of $542 million or 71%. The provision for credit losses ratio decreased 36 basis points to 13 basis points.
The provision for credit losses on performing loans was a net reversal of $183 million, a decrease of $185 million. Retail provisions decreased by $126 million, while commercial and corporate loan provisions decreased by $59 million. The decreases were due mainly to favourable credit quality and macroeconomic outlook.
The provision for credit losses on impaired loans was $405 million, compared to $762 million, a decrease of $357 million or 47%, due primarily to lower retail provisions in International Banking driven by lower formations across markets. The provision for credit losses ratio decreased 25 basis points to 24 basis points.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2022 vs Q4 2021
The provision for credit losses was $222 million, compared to $168 million, an increase of $54 million or 32%. The provision for credit losses ratio increased three basis points to 13 basis points.
The provision for credit losses on performing loans was a net reversal of $183 million, compared to a net reversal of $343 million last quarter. The net reversal this quarter includes approximately $210 million due to reduction of allowances built in fiscal year 2020, primarily in the retail portfolio, reflecting improvement in credit quality, with offsets mainly related to portfolio growth.
The provision for credit losses on impaired loans was $405 million, compared to $511 million, a decrease of $106 million or 21% due primarily to lower retail provisions, mainly in International Banking, driven by lower formations. The provision for credit losses ratio on impaired loans was 24 basis points, a decrease of seven basis points.
Non-interest expenses
Q1 2022 vs Q1 2021
Non-interest expenses were $4,223 million and in line with the prior year. Higher personnel costs, share-based compensation, professional fees, advertising and technology-related costs to support business growth were offset by the positive impact of foreign currency translation. The prior year’s expenses included the increased investment in the SCENE loyalty program and higher performance-based compensation related to elevated wealth management performance fees.
The productivity ratio was 52.5% compared to 52.1%. On an adjusted basis, the productivity ratio was 52.2% compared to 51.8%. Operating leverage was negative 0.6% on a reported basis and negative 0.7% on an adjusted basis.
Q1 2022 vs Q4 2021
Non-interest expenses were down $48 million or 1%, as the prior quarter included $188 million related to restructuring and other provisions. Adjusted non-interest expenses were up $140 million or 3%. The increase was due to higher performance-based compensation, seasonally higher share-based compensation, higher personnel costs, and business and capital taxes. Partly offsetting were lower professional fees, advertising and business development, and the positive impact of foreign currency translation.
The productivity ratio was 52.5% compared to 55.6%. On an adjusted basis, the productivity ratio was 52.2% compared to 52.8%.
Taxes
Q1 2022 vs Q1 2021
The effective tax rate was 24.0% compared to 22.7% due primarily to changes in earnings mix across businesses and jurisdictions.
Q1 2022 vs Q4 2021
The effective tax rate was 24.0% compared to 21.2%. On an adjusted basis, the effective tax rate was 24.0% compared to 21.5% due primarily to changes in earnings mix across businesses and jurisdictions.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income	$2,133	$2,082	$1,984
Non-interest income (1)	741	749	664
Total revenue	2,874	2,831	2,648
Provision for credit losses	(35)	(96)	215
Non-interest expenses	1,282	1,251	1,204
Income tax expense	426	438	318
Net income	$1,201	$1,238	$911
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,201	$1,238	$911
Other financial data and measures
Return on equity (2)	27.4%	29.4%	21.9%
Net interest margin (2)	2.19%	2.20%	2.26%
Provision for credit losses – performing (Stage 1 and 2)	$(160)	$(195)	$1
Provision for credit losses – impaired (Stage 3)	$125	$99	$214
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	(0.03)%	(0.10)%	0.23%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.12%	0.10%	0.23%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.14%	0.12%	0.22%
Average assets ($ billions)	$412	$398	$368
Average liabilities ($ billions)	$320	$318	$306
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $8 (October 31, 2021 – $18; January 31, 2021 – $20).
(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 48 for the description of the measure.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Adjusted Results (1)
Net interest income	$2,133	$2,082	$1,984
Non-interest income	741	749	664
Total revenue	2,874	2,831	2,648
Provision for credit losses	(35)	(96)	215
Non-interest expenses (2)	1,276	1,245	1,198
Income tax expense	428	440	320
Net income	$1,205	$1,242	$915
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,205	$1,242	$915
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for amortization of acquisition-related intangible assets, excluding software of $6 (October 31, 2021 – $6; January 31, 2021 – $6).
Net income
Q1 2022 vs Q1 2021
Net income attributable to equity holders was $1,201 million, compared to $911 million. Adjusted net income attributable to equity holders was $1,205 million, an increase of $290 million or 32%. The increase was driven by lower provision for credit losses and higher revenues, partly offset by higher non-interest expenses.
Q1 2022 vs Q4 2021
Net income attributable to equity holders decreased $37 million or 3%. The decrease was due primarily to higher provision for credit losses and higher non-interest expenses, partly offset by higher revenues.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets
Q1 2022 vs Q1 2021
Average assets increased $44 billion or 12% to $412 billion. The growth included $34 billion or 15% in residential mortgages and $9 billion or 16% in business loans and acceptances.
Q1 2022 vs Q4 2021
Average assets increased $14 billion or 3%. The growth included $10 billion or 4% in residential mortgages and $4 billion or 5% in business loans and acceptances.
Average liabilities
Q1 2022 vs Q1 2021
Average liabilities increased $14 billion or 5% to $320 billion. The growth included $11 billion or 11% in non-personal deposits, partially offset by a decline of $2 billion or 1% in personal deposits.
Q1 2022 vs Q4 2021
Average liabilities increased $2 billion or 1%. The growth included $2 billion or 1% in non-personal deposits, partially offset by a decline of $1 billion or 1% in personal deposits.
Total revenue
Q1 2022 vs Q1 2021
Revenues were $2,874 million, up $226 million or 9%, due to higher net interest income and non-interest income.
Q1 2022 vs Q4 2021
Revenues increased $43 million or 2%, due to higher net interest income, partially offset by lower non-interest income.
Net interest income
Q1 2022 vs Q1 2021
Net interest income of $2,133 million increased $149 million or 8%, due primarily to strong loan growth, partially offset by margin compression. Net interest margin declined seven basis points to 2.19%, due primarily to lower asset spreads driven by strong growth in residential mortgages, partially offset by higher deposit spreads.
Q1 2022 vs Q4 2021
Net interest income increased $51 million or 2%, driven by strong loan growth, partially offset by margin compression. Net interest margin declined one basis point to 2.19%, due primarily to lower asset spreads, partially offset by higher deposit spreads.
Non-interest
income
Q1 2022 vs Q1 2021
Non-interest income of $741 million increased $77 million or 12%. The increase was due primarily to higher banking revenue, mutual fund distribution fees, and foreign exchange fees, partially offset by lower income from investment in associated corporations.
Q1 2022 vs Q4 2021
Non-interest income decreased $8 million or 1% due primarily to lower income from associated corporations, partially offset by higher banking revenue and foreign exchange fees.
Provision for credit losses
Q1 2022 vs Q1 2021
The provision for credit losses was a net reversal of $35 million, a decrease of $250 million or 116%. The provision for credit losses ratio was negative three basis points, a decrease of 26 basis points.
Provision for credit losses on performing loans was a net reversal of $160 million, a decrease of $161 million. Retail provisions decreased by $117 million while commercial provisions decreased by $44 million. The decreases were driven primarily by favourable credit quality and macro economic outlook.
Provision for credit losses on impaired loans was $125 million compared to $214 million, a decrease of $89 million due primarily to lower retail provisions driven by lower formations. The provision for credit losses ratio on impaired loans was 12 basis points, a decrease of 11 basis points.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2022 vs Q4 2021
The provision for credit losses was a net reversal of $35 million, an increase of $61 million. The provision for credit losses ratio was negative three basis points, an increase of seven basis points.
Provision for credit losses on performing loans was a net reversal of $160 million, an increase of $35 million. The provision reversals were mainly in the retail portfolio driven by improved portfolio credit quality this quarter.
Provision for credit losses on impaired loans was $125 million compared to $99 million, an increase of $26 million due primarily to higher retail provisions driven by higher formations, partially offset by lower commercial provisions. The provision for credit losses ratio on impaired loans was 12 basis points, an increase of two basis points.
Non-interest
expenses
Q1 2022 vs Q1 2021
Non-interest expenses were $1,282 million, up $78 million or 6%, due largely to higher personnel, technology, and advertising costs to support business growth.
Q1 2022 vs Q4 2021
Non-interest expenses were up $31 million or 2%, largely due to higher personnel and technology costs to support business growth, partly offset by lower advertising costs.
Taxes
The effective tax rate was 26.2% compared to 25.9% in the prior year and 26.2% in the prior quarter.

International Banking	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income	$1,648	$1,589	$1,788
Non-interest income (1)	749	728	773
Total revenue	2,397	2,317	2,561
Provision for credit losses	274	314	525
Non-interest expenses	1,285	1,259	1,402
Income tax expense	208	137	157
Net income	$630	$607	$477
Net income attributable to non-controlling interest in subsidiaries	$85	$79	$88
Net income attributable to equity holders of the Bank	$545	$528	$389
Other financial data and measures
Return on equity (2)	12.2%	12.0%	8.5%
Net interest margin (2)	3.76%	3.69%	4.03%
Provision for credit losses – performing (Stage 1 and 2)	$(12)	$(94)	$(3)
Provision for credit losses – impaired (Stage 3)	$286	$408	$528
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.77%	0.91%	1.49%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.81%	1.18%	1.50%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.88%	1.25%	1.27%
Average assets ($ billions)	$196	$192	$199
Average liabilities ($ billions)	$144	$146	$153
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2022 – $68 (October 31, 2021 – $52; January 31, 2021 – $49).
(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 48 for the description of the measure.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Adjusted Results (1)
Net interest income	$1,648	$1,589	$1,788
Non-interest income	749	728	773
Total revenue	2,397	2,317	2,561
Provision for credit losses	274	314	525
Non-interest expenses (2)	1,275	1,249	1,389
Income tax expense	211	140	161
Net income	$637	$614	$486
Net income attributable to non-controlling interest in subsidiaries	$85	$79	$88
Net income attributable to equity holders of the Bank	$552	$535	$398
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for amortization of acquisition-related intangible assets, excluding software of $10 (October 31, 2021 – $10; January 31, 2021 – $13).

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Income from Divested Operations
Net interest income	$–	$1	$11
Non-interest income	–	1	5
Total revenue	–	2	16
Provision for credit losses	–	(1)	4
Non-interest expenses	–	1	6
Income tax expense	–	–	2
Net income	$–	$2	$4
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank – relating to divested operations	$–	$2	$4
Net income
Q1 2022 vs Q1 2021
Net income attributable to equity holders was $545 million, compared to $389 million. Adjusted net income attributable to equity holders was $552 million, an increase from $398 million. This increase was driven by lower provision for credit losses and lower non-interest expenses, partially offset by lower revenues and higher income taxes.
Q1 2022 vs Q4 2021
Net income attributable to equity holders increased $17 million or 3% from $528 million. Adjusted net income attributable to equity holders increased $17 million or 3%, compared to $535 million last quarter. This was due largely to higher revenues and lower provision for credit losses, partially offset by higher non-interest expenses and higher income taxes.
Financial Performance on an Adjusted and Constant Dollar Basis
The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures). The Bank believes that reporting in constant dollar is useful for readers to understand business performance without the impact of foreign currency. Ratios are on a reported basis.

International Banking (1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Constant dollars – Adjusted
Net interest income	$1,648	$1,574	$1,653
Non-interest income (2)	749	712	721
Total revenue	2,397	2,286	2,374
Provision for credit losses	274	312	479
Non-interest expenses	1,275	1,234	1,297
Income tax expense	211	137	149
Net income	$637	$603	$449
Net income attributable to non-controlling interest in subsidiaries	$85	$78	$80
Net income attributable to equity holders of the Bank	$552	$525	$369
Other financial data and measures
Average assets ($ billions)	$196	$191	$187
Average liabilities ($ billions)	$144	$144	$142
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations for the three months ended January 31, 2022 – $68 (October 31, 2021 – $54; January 31, 2021 – $49).
Net income
Q1 2022 vs Q1 2021
Net income attributable to equity holders was $545 million, compared to $361 million. Adjusted net income attributable to equity holders increased to $552 million from $369 million. This increase was driven by lower provision for credit losses, higher revenues and lower non-interest expenses, partially offset by higher income taxes.
Q1 2022 vs Q4 2021
Net income attributable to equity holders increased $27 million or 5% from $518 million. Adjusted net income attributable to equity holders increased by $27 million or 5%, compared to $525 million last quarter. This was due largely to higher revenues and lower provision for credit losses, partially offset by higher non-interest expense and higher income taxes.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Average assets
Q1 2022 vs Q1 2021
Average assets of $196 billion, increased by $9 billion. Total loan growth of 7% was driven by an 8% increase in commercial loans and an 11% increase in residential mortgages, partially offset by a 4% decrease in personal loans and credit card balances.
Q1 2022 vs Q4 2021
Average assets increased 3%. Loans grew by 3% driven by a 2% increase in commercial loans, 5% increase in residential mortgages and 2% increase in personal loans and credit card balances.
Average liabilities
Q1 2022 vs Q1 2021
Average liabilities of $144 billion were up 1%. Total deposits increased 2% driven by a 3% increase in personal deposits and 2% increase in non-personal deposits.
Q1 2022 vs Q4 2021
Average liabilities were in line with the prior quarter, as a 1% increase in non-personal deposits was offset by a 1% decline in personal deposits.
Total revenue
Q1 2022 vs Q1 2021
Revenues were $2,397 million, an increase of $23 million or 1%, driven primarily by higher non-interest income.
Q1 2022 vs Q4 2021
Revenues increased by $111 million, or 5%, driven by higher net interest income and non-interest income.
Net interest income
Q1 2022 vs Q1 2021
Net interest income of $1,648 million was in line with the prior year as increases in mortgages and commercial loans were offset by margin compression. Net interest margin declined by 27 basis points to 3.76% due mainly to changes in business mix including lower credit card balances.
Q1 2022 vs Q4 2021
Net interest income increased $74 million, up 5%, driven by an increase in total loans as well as margin expansion. Net interest margin increased by seven basis points to 3.76% driven by inflation mainly in Chile, and the impact of higher central bank rates.
Non-interest
income
Q1 2022 vs Q1 2021
Non-interest income was $749 million, up 4%, due to higher banking fees and income from associated corporations, partially offset by lower investment gains, card fees and insurance income.
Q1 2022 vs Q4 2021
Non-interest income increased $37 million, or 5% due to higher banking and card fees, income from associated corporations and capital market revenues, partially offset by lower insurance income and investment gains.
Provision for credit losses
Q1 2022 vs Q1 2021
The provision for credit losses was $274 million, compared to $479 million, a decrease of $205 million or 43%. The provision for credit losses ratio decreased 72 basis points to 77 basis points.
Provision for credit losses on performing loans was a net reversal of $12 million, compared to a net reversal of $6 million. The provision reversals were driven by improved portfolio credit quality in the retail and commercial portfolios, offset by higher growth, mainly across the Pacific Alliance countries.
Provision for credit losses on impaired loans was $286 million compared to $485 million, a decrease of $199 million due primarily to lower retail provisions driven by lower formations mainly in Peru and Mexico. The provision for credit losses ratio on impaired loans was 81 basis points, a decrease of 69 basis points.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2022 vs Q4 2021
The provision for credit losses was $274 million, compared to $312 million, a decrease of $38 million or 12%. The provision for credit losses ratio decreased 14 basis points to 77 basis points.
Provision for credit losses on performing loans was a net reversal of $12 million, compared to a net reversal of $94 million last quarter. The provision reversals were in both the retail and commercial portfolios and were driven by improved portfolio credit quality, offset partly by growth across the Pacific Alliance countries.
Provision for credit losses on impaired loans was $286 million compared to $406 million, a decrease of $120 million due primarily to lower retail provisions driven by lower formations across markets, mainly Colombia and Peru. The provision for credit losses ratio on impaired loans decreased 37 basis points to 81 basis points.
Non-interest
expenses
Q1 2022 vs Q1 2021
Non-interest expenses were $1,285 million compared to $1,309 million last year, down $24 million or 2%. The decrease was due primarily to lower personnel and premises costs related to efficiency initiatives.
Q1 2022 vs Q4 2021
Non-interest expenses were $1,285 million compared to $1,244 million. Adjusted non-interest expenses increased $41 million or 3% from $1,234 million last quarter. The increase was driven by higher personnel costs due primarily to performance-related compensation, and seasonally higher business taxes in the Caribbean.
Taxes
Q1 2022 vs Q1 2021
The effective tax rate was 24.8%, in line with the prior year.
Q1 2022 vs Q4 2021
The effective tax rate was 24.8%, compared to 18.4% last quarter. On an adjusted basis, the effective tax rate was 24.9% compared to 18.6% due primarily to lower inflationary adjustments in Mexico and Chile.

Global Wealth Management	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income	$174	$161	$155
Non-interest income	1,248	1,186	1,235
Total revenue	1,422	1,347	1,390
Provision for credit losses	(1)	1	4
Non-interest expenses	862	824	817
Income tax expense	146	135	148
Net income	$415	$387	$421
Net income attributable to non-controlling interest in subsidiaries	$3	$2	$3
Net income attributable to equity holders of the Bank	$412	$385	$418
Other financial data and measures
Return on equity (1)	17.2%	16.3%	17.6%
Assets under administration ($ billions) (2)(3)	$601	$597	$544
Assets under management ($ billions) (2)(3)	$345	$346	$312
Average assets ($ billions)	$31	$30	$27
Average liabilities ($ billions)	$47	$47	$42
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 48 for the description of the measure.
(3)	Prior period amounts have been restated to appropriately reflect certain intercompany items.

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Adjusted Results (1)
Net interest income	$174	$161	$155
Non-interest income	1,248	1,186	1,235
Total revenue	1,422	1,347	1,390
Provision for credit losses	(1)	1	4
Non-interest expenses (2)	853	815	808
Income tax expense	148	137	150
Net income	$422	$394	$428
Net income attributable to non-controlling interest in subsidiaries	$3	$2	$3
Net income attributable to equity holders of the Bank	$419	$392	$425
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software of $9 (October 31, 2021 – $9; January 31, 2021 – $9).

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2022 vs Q1 2021
Net income attributable to equity holders was $412 million, down $6 million or 1%. Higher mutual fund fees and brokerage revenues were more than offset by higher volume-related expenses and lower online brokerage revenues from moderating customer activity, as well as the 15% impact of elevated seasonal performance fees in the prior year.
Q1 2022 vs Q4 2021
Net income attributable to equity holders increased $27 million or 7%. The increase was due primarily to higher brokerage revenues and seasonal performance fees, partially offset by volume driven expense growth.
Assets under management (AUM) and assets under administration (AUA)
Q1 2022 vs Q1 2021
Assets under management of $345 billion increased $33 billion or 11%, while assets under administration of $601 billion increased $57 billion or 11%. The growth in AUM and AUA was due primarily to higher net sales and market appreciation.
Q1 2022 vs Q4 2021
Assets under management were in line with the prior quarter as higher net sales were offset by market depreciation. Assets under administration increased by $4 billion or 1% due primarily to higher net sales.
Total revenue
Q1 2022 vs Q1 2021
Revenues were $1,422 million, up $32 million or 2%. The increase was due primarily to higher mutual fund fees from AUM growth, brokerage revenues, and net interest income from loan and deposit growth. This was partly offset by lower online brokerage revenues from moderating customer activity, as well as the 9% impact of elevated seasonal performance fees in the prior year.
Q1 2022 vs Q4 2021
Revenues were up $75 million or 6% due primarily to higher brokerage revenues, seasonal performance fees, and net interest income from loan growth.
Provision for credit losses
Q1 2022 vs Q1 2021
The provision for credit losses was a net reversal of $1 million this quarter, a decrease of $5 million from last year as a result of favourable credit quality. The provision for credit losses ratio was negative one basis point.
Q1 2022 vs Q4 2021
The provision for credit losses was a net reversal of $1 million this quarter, a decrease of $2 million from last quarter. The provision for credit losses ratio was negative one basis point.
Non-interest
expenses
Q1 2022 vs Q1 2021
Non-interest expenses of $862 million were up $45 million or 6%. This increase was driven mainly by volume-related expenses, primarily performance-related compensation and distribution expenses, along with technology costs to support business initiatives.
Q1 2022 vs Q4 2021
Non-interest expenses were up $38 million or 5%, driven mainly by higher volume-related expenses, primarily performance-based compensation and distribution expenses.
Taxes
The effective tax rate was 26.1% compared to 26.0% in the prior year and 25.9% in the prior quarter.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income	$373	$365	$358
Non-interest income	1,031	812	978
Total revenue	1,404	1,177	1,336
Provision for credit losses	(16)	(50)	20
Non-interest expenses	670	591	614
Income tax expense	189	134	159
Net income	$561	$502	$543
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$561	$502	$543
Other financial data and measures
Return on equity (1)	17.4%	15.5%	17.3%
Provision for credit losses – performing (Stage 1 and 2)	$(8)	$(52)	$5
Provision for credit losses – impaired (Stage 3)	$(8)	$2	$15
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (2)	(0.06)%	(0.18)%	0.08%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (2)	(0.03)%	0.01%	0.06%
Net write-offs as a percentage of average net loans and acceptances (2)	0.01%	–%	0.10%
Average assets ($ billions)	$444	$409	$395
Average liabilities ($ billions)	$407	$382	$387
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 48 for the description of the measure.
Net income
Q1 2022 vs Q1 2021
Net income attributable to equity holders was $561 million, an increase of $18 million or 3%, due mainly to higher net interest and non-interest income, and lower provision for credit losses, partially offset by higher non-interest expenses, and the negative impact of foreign currency translation.
Q1 2022 vs Q4 2021
Net income attributable to equity holders increased by $59 million or 12%, due mainly to higher net interest and non-interest income, partially offset by higher non-interest expenses and lower reversal of provision for credit losses.
Average assets
Q1 2022 vs Q1 2021
Average assets were $444 billion, an increase of $49 billion or 12%, due mainly to increases in loans, trading securities and securities purchased under resale agreements, partly offset by the impact of foreign currency translation.
Q1 2022 vs Q4 2021
Average assets increased $35 billion or 9%, due mainly to an increase in loans, trading securities and securities purchased under resale agreements.
Average liabilities
Q1 2022 vs Q1 2021
Average liabilities of $407 billion were higher by $20 billion or 5%, due mainly to increases in deposits and derivative liabilities, partly offset by lower securities sold under repurchase agreements and the impact of foreign currency translation.
Q1 2022 vs Q4 2021
Average liabilities increased $25 billion or 7%, due mainly to higher securities sold under repurchase agreement and higher deposits.
Total revenue
Q1 2022 vs Q1 2021
Revenues were $1,404 million, an increase of $68 million or 5%, due primarily to higher net interest income and non-interest income driven by trading-related revenue, partially offset by the negative impact of foreign currency translation.
Q1 2022 vs Q4 2021
Revenues increased by $227 million or 19%, due mainly to higher net interest and non-interest income driven by trading-related revenue and the positive impact of foreign currency translation.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net interest income
Q1 2022 vs Q1 2021
Net interest income was $373 million, an increase of $15 million or 4%, due mainly to higher loan volumes, partially offset by the unfavourable impact of foreign currency translation.
Q1 2022 vs Q4 2021
Net interest income increased by $8 million or 2%, due primarily to higher loan volumes.
Non-interest
income
Q1 2022 vs Q1 2021
Non-interest income was $1,031 million, an increase of $53 million or 5%, primarily driven by higher equity trading-related revenues, partially offset by lower fixed income trading-related revenues and the negative impact of foreign exchange translation.
Q1 2022 vs Q4 2021
Non-interest income increased by $219 million or 27%, primarily driven by increased fixed income and equity trading-related revenues, as well as higher underwriting and advisory fees.
Provision for credit losses
Q1 2022 vs Q1 2021
The provision for credit losses was a net reversal of $16 million, a decrease of $36 million. The provision for credit losses ratio was negative six basis points, a decrease of 14 basis points.
Provision for credit losses on performing loans was a net reversal of $8 million, a decrease of $13 million due primarily to favourable credit quality and macroeconomic outlook.
Provision for credit losses on impaired loans was a net reversal of $8 million, a decrease of $23 million due primarily to the reversal of the provision on one account this quarter. The provision for credit losses ratio on impaired loans was negative three basis points, a decrease of nine basis points.
Q1 2022 vs Q4 2021
The provision for credit losses was a net reversal of $16 million, compared to a net reversal of $50 million last quarter. The provision for credit losses ratio was negative six basis points, an increase of 12 basis points.
Provision for credit losses on performing loans was a net reversal of $8 million compared to a net reversal of $52 million last quarter. The provision reversals were due primarily to improved portfolio credit quality.
Provision for credit losses on impaired loans was a net reversal of $8 million, a decrease of $10 million due primarily to the reversal of the provision on one account this quarter. The provision for credit losses ratio on impaired loans was negative three basis points, a decrease of four basis points.
Non-interest
expenses
Q1 2022 vs Q1 2021
Non-interest expenses were $670 million, up $56 million or 9%, due mainly to increases in technology costs to support business development, partially offset by the favourable impact of foreign currency translation.
Q1 2022 vs Q4 2021
Non-interest expenses increased $79 million or 13%, due mainly to higher personnel costs, seasonally higher shared-based compensation for employees that are eligible to retire, and increases in technology costs to support business development.
Taxes
Q1 2022 vs Q1 2021
The effective tax rate for the quarter was 25.2% compared to 22.6%. The increase was due mainly to higher levels of deductions in the prior year and change in earnings mix across jurisdictions.
Q1 2022 vs Q4 2021
The effective tax rate for the quarter was 25.2% compared to 21.0%. The increase was due mainly to higher levels of deductions in the prior quarter and change in earnings mix across jurisdictions.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Other (1)	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Reported Results
Net interest income (2)	$16	$20	$66
Non-interest income (2)(3)	(64)	(5)	71
Total revenue	(48)	15	137
Provision for credit losses	–	(1)	–
Non-interest expenses	124	346	171
Income tax expense (2)	(105)	(155)	(80)
Net income	$(67)	$(175)	$46
Net income attributable to non-controlling interest in subsidiaries	$–	$(11)	$(1)
Net income attributable to equity holders	$(67)	$(164)	$47
Other measures
Average assets ($ billions)	$156	$144	$166
Average liabilities ($ billions)	$245	$206	$196
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes of $92 (October 31, 2021 – $91; January 31, 2021 – $69) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies of $14 (October 31, 2021 – $19; January 31, 2021 – $(15)).

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2022	October 31 2021	January 31 2021
Adjusted Results (1)
Net interest income	$16	$20	$66
Non-interest income	(64)	(5)	71
Total revenue	(48)	15	137
Provision for credit losses	–	(1)	–
Non-interest expenses (2)	124	158	171
Income tax expense	(105)	(106)	(80)
Net income	$(67)	$(36)	$46
Net income attributable to non-controlling interest in subsidiaries	$–	$(1)	$(1)
Net income attributable to equity holders	$(67)	$(35)	$47
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for restructuring and other provisions of $188 in the fourth quarter of 2021.
The Other segment includes Group Treasury, smaller operating segments, net gain or loss on divestitures and other corporate items which are not allocated to a business line.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q1 2022 vs Q1 2021
Net income attributable to equity holders was a net loss of $67 million compared to net income of $47 million in the prior year. The decrease of $114 million was due primarily to lower investment gains and lower contribution from asset/liability management activities. This was partially offset by lower expenses mainly related to the Bank’s increased investment in the SCENE loyalty program in the prior year.
Q1 2022 vs Q4 2021
Net income attributable to equity holders increased $97 million from the prior quarter, due primarily to the impact of restructuring and other provisions of $129 million in the prior quarter. Adjusted net income decreased $32 million due mainly to lower investment gains and higher income taxes, partially offset by lower expenses.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights

	For the three months ended January 31, 2022
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,386	$201	$421	$279	$405	$162	$325	$165	$4,344
Non-interest income	2,312	278	173	119	139	103	183	398	3,705
Total revenue	4,698	479	594	398	544	265	508	563	8,049
Provision for credit losses	(37)	(6)	60	75	39	46	40	5	222
Non-interest expenses	2,462	255	289	149	224	175	334	335	4,223
Income tax expense	540	59	60	48	52	18	34	53	864
Net income	1,733	171	185	126	229	26	100	170	2,740
Net income attributable to non-controlling interests in subsidiaries	-	-	4	2	50	11	21	-	88
Net income attributable to equity holders of the Bank	$1,733	$171	$181	$124	$179	$15	$79	$170	$2,652
Adjusted results (1)
Adjustments	10	-	-	1	5	-	1	1	18
Adjusted net income (loss) attributable to equity holders of the Bank	$1,743	$171	$181	$125	$184	$15	$80	$171	$2,670
Average Assets ($ billions)	$721	$213	$43	$25	$52	$13	$30	$142	$1,239

	For the three months ended October 31, 2021									For the three months ended January 31, 2021
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,334	$197	$407	$263	$377	$164	$316	$159	$4,217	$2,272	$177	$452	$356	$375	$192	$366	$161	$4,351
Non-interest income	2,242	221	179	105	161	85	169	308	3,470	2,411	242	170	151	180	104	163	300	3,721
Total revenue	4,576	418	586	368	538	249	485	467	7,687	4,683	419	622	507	555	296	529	461	8,072
Provision for credit losses	(138)	(7)	77	100	43	33	49	11	168	229	2	102	223	67	63	60	18	764
Non-interest expenses	2,590	222	291	155	225	175	316	297	4,271	2,365	230	322	179	250	175	357	330	4,208
Income tax expense	467	32	28	26	36	17	30	53	689	458	29	52	23	56	17	28	39	702
Net income	1,657	171	190	87	234	24	90	106	2,559	1,631	158	146	82	182	41	84	74	2,398
Net income attributable to non-controlling interests in subsidiaries	(11)	–	4	4	48	8	17	–	70	–	–	3	(3)	52	19	19	–	90
Net income attributable to equity holders of the Bank	$1,668	$171	$186	$83	$186	$16	$73	$106	$2,489	$1,631	$158	$143	$85	$130	$22	$65	$74	$2,308
Adjusted results (1)
Adjustments	139	–	–	1	5	–	1	1	147	9	–	–	3	5	–	1	2	20
Adjusted net income (loss) attributable to equity holders of the Bank	$1,807	$171	$186	$84	$191	$16	$74	$107	$2,636	$1,640	$158	$143	$88	$135	$22	$66	$76	$2,328
Average Assets ($ billions)	$721	$183	$41	$25	$51	$14	$30	$108	$1,173	$700	$149	$41	$29	$53	$13	$31	$139	$1,155
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
Quarterly Financial Highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2022	October 31 2021	July 31 2021	April 30 2021	January 31 2021	October 31 2020	July 31 2020	April 30 2020
Reported results
Net interest income	$4,344	$4,217	$4,217	$4,176	$4,351	$4,258	$4,253	$4,417
Non-interest income	3,705	3,470	3,540	3,560	3,721	3,247	3,481	3,539
Total revenue	$8,049	$7,687	$7,757	$7,736	$8,072	$7,505	$7,734	$7,956
Provision for credit losses	222	168	380	496	764	1,131	2,181	1,846
Non-interest expenses	4,223	4,271	4,097	4,042	4,208	4,057	4,018	4,363
Income tax expense	864	689	738	742	702	418	231	423
Net income	$2,740	$2,559	$2,542	$2,456	$2,398	$1,899	$1,304	$1,324
Basic earnings per share ($)	2.15	1.98	2.00	1.89	1.87	1.44	1.10	1.03
Diluted earnings per share ($)	2.14	1.97	1.99	1.88	1.86	1.42	1.04	1.00
Net interest margin (%) (1)	2.16	2.17	2.23	2.26	2.27	2.22	2.10	2.35
Effective tax rate (%) (2)	24.0	21.2	22.5	23.2	22.7	18.0	15.1	24.2
Adjusted results (1)
Adjusting items:
Acquisition-related costs	$25	$25	$24	$26	$28	$46	$66	$68
Restructuring and other provisions	–	188	–	–	–	–	–	–
Net (gain)/loss on divestitures	–	–	–	–	–	8	(44)	–
Tax on adjusting items	(7)	(56)	(6)	(7)	(8)	(15)	(18)	(21)
Adjustments (After tax)	18	157	18	19	20	39	4	47
Adjusted net income	$2,758	$2,716	$2,560	$2,475	$2,418	$1,938	$1,308	$1,371
Adjusted diluted earnings per share	$2.15	$2.10	$2.01	$1.90	$1.88	$1.45	$1.04	$1.04
(1)	Refer to page 4 for a discussion of Non-GAAP Measures.
(2)	Refer to Glossary on page 48 for the description of the measure.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Trending analysis
Earnings have trended upward over the period. Results in 2020 were negatively impacted by COVID-19 due to the significantly higher provision for credit losses and lower personal and commercial revenue. However, economic conditions subsequently rebounded and continue to improve. This quarter’s results increased compared to last quarter driven mainly by higher revenue. Year over year, results improved mainly from lower provision for credit losses as a result of favourable credit quality and macroeconomic conditions.
Canadian Banking results have generally been trending upward over the period, driven by improved revenue growth, ongoing expense management and lower provision for credit losses, as a result of improved credit quality.
International Banking results have reflected improvements in recent quarters, compared to the negative impacts of the pandemic during 2020, as well as reductions due to divested operations. Provision for credit losses have normalized, and expenses remain well controlled, driven by cost management initiatives.
Global Wealth Management has delivered strong earnings growth over the period. Revenue increases were driven by strong sales momentum and elevated levels of market activity in the Canadian asset management and wealth advisory businesses. Expense growth in recent quarters was due largely to higher volume-driven expenses.
Global Banking and Markets results are affected by market conditions that impact client activity in the corporate and investment banking and capital markets businesses. This quarter’s results increased both quarter over quarter and year over year, driven by strong performance across most of the business lines as well as lower provision for credit losses.
Provision for credit losses
The provision for credit losses decreased significantly during the period driven by reversals of performing loan provisions due to improving credit quality and macroeconomic outlook across all portfolios. Impaired loan provisions also trended lower due to lower formations across markets.
Non-interest expenses
Non-interest expenses have been well controlled over the period, although certain quarters have been impacted by seasonality or adjusting items. This trend has been driven by the favourable impact of foreign currency translation, divested operations, and ongoing expense management and efficiency initiatives. Partly offsetting was higher performance-based compensation, technology-related costs to support business growth, the investment in the SCENE loyalty program and charges related to the metals business.
Provision for income taxes
The effective tax rate was 24.0% this quarter and averaged 21.4% over the period. Effective tax rates were impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt dividend income.
Financial Position
Condensed statement of financial position

	As at
(Unaudited) ($ billions)	January 31 2022	October 31 2021
Assets
Cash, deposits with financial institutions and precious metals	$99.6	$87.1
Trading assets	152.9	146.3
Securities purchased under resale agreements and securities borrowed	132.7	127.7
Investment securities	81.7	75.2
Loans	667.3	637.0
Other	111.3	111.5
Total assets	$1,245.5	$1,184.8
Liabilities
Deposits	$851.0	$797.3
Obligations related to securities sold under repurchase agreements and securities lent	122.9	123.5
Other liabilities	191.3	184.8
Subordinated debentures	6.3	6.3
Total liabilities	$1,171.5	$1,111.9
Equity
Common equity	$66.2	$64.8
Preferred shares and other equity instruments	5.6	6.0
Non-controlling interests in subsidiaries	2.2	2.1
Total equity	$74.0	$72.9
Total liabilities and equity	$1,245.5	$1,184.8
The Bank’s total assets were $1,245 billion as at January 31, 2022, up $61 billion or 5% from October 31, 2021. Cash and deposits with financial institutions were up $13 billion due primarily to higher balances with the U.S. Federal Reserve. Trading securities increased $6 billion due to higher trading and client activity. Investment securities increased $7 billion primarily to higher holdings of Canadian federal, U.S. government, and other foreign government debt. Loans increased $30 billion. Residential mortgages increased $11 billion primarily in Canada. Personal loans and credit cards increased $2 billion mainly in Pacific Alliance countries. Business and Government loans increased $17 billion mainly in the US and Pacific Alliance countries. Securities purchased under resale agreements and securities borrowed increased $5 billion due to higher client demand.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Total liabilities were $1,172 billion as at January 31, 2022, up $60 billion or 5% from October 31, 2021. Total deposits increased $54 billion. Personal deposits of $247 billion increased $4 billion due mainly to growth in Tangerine Bank and Pacific Alliance countries. Business and government deposits grew by $48 billion mainly in Canada and the U.S. Deposits by Financial Institutions increased $2 billion. Obligations related to securities sold short increased by $5 billion due mainly to higher trading activity.
Total shareholders’ equity increased $1,054 million from October 31, 2021. Current period earnings of $2,740 million and an increase of $1,076 million in the cumulative foreign currency translation amount were partially offset by dividends paid of $1,251 million, share buybacks of $1,086 million and redemption of preferred shares and other equity instruments of $500 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2021 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2021 Annual Report.
Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors. Expert credit judgement continues to be applied to consider the continued impacts from COVID-19, both domestically and internationally, in the assessment of underlying credit deterioration and migration of balances to progressive stages. Consistent with requirements of IFRS 9, the Bank considered both quantitative and qualitative information in the assessment of a significant increase in risk.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. Relative to the base case, the optimistic scenario features a stronger recovery, while the recovery is delayed in the two pessimistic alternatives: a W-shaped scenario incorporates a slower recovery in the short-run and an L-shaped scenario sees the economy in a protracted downturn. The pessimistic scenario featuring a W-shaped recovery includes a renewed virus-related economic contraction in early 2022, with growth rebounding in mid-2022. The more severe pessimistic front loaded scenario, with an L-shaped recovery, also features a contraction in early 2022 with a subdued rebound delayed to early 2023.
While the base case scenario expects the overall economy to trace a V-shaped recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic levels for some time even though activity is currently rebounding sharply in those sectors. This industry-level pattern of activity is referred to as a K-shaped recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.
The table below shows a comparison of projections for the next 12 months, as at January 31, 2022, and October 31, 2021, of select macroeconomic variables that impact the expected credit loss calculations (see page 62 for all key variables):

Next 12 months	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
	As at January 31 2022	As at October 31 2021	As at January 31 2022	As at October 31 2021	As at January 31 2022	As at October 31 2021	As at January 31 2022	As at October 31 2021
Canada
Real GDP growth, y/y % change	4.2	3.4	6.1	5.3	0.0	-1.3	-4.6	-7.4
Unemployment rate, average %	5.2	6.3	4.5	5.6	7.7	8.8	10.6	11.7
US
Real GDP growth, y/y % change	4.2	5.7	5.4	7.3	1.2	2.4	-2.2	-1.4
Unemployment rate, average %	4.1	3.8	3.9	3.4	5.8	5.6	7.1	6.8
Global
WTI oil price, average USD/bbl	69	69	75	75	59	61	56	57
The total allowance for credit losses as at January 31, 2022 was $5,583 million. The allowance for credit losses on loans was $5,492 million, down $134 million from the prior quarter. The decrease was due primarily to releases of performing loan provisions driven by improved portfolio credit quality.
The allowance against performing loans was lower at $3,869 million compared to $3,971 million as at October 31, 2021. The decrease was primarily related to the Canadian Banking retail portfolio driven by releases due to improved portfolio credit quality.
The allowance on impaired loans decreased to $1,623 million from $1,655 million last quarter. The decrease was primarily related to the International Banking retail portfolios driven by lower formations across markets this quarter.
Impaired loans
Gross impaired loans decreased to $4,435 million as at January 31, 2022, from $4,456 million last quarter. The decrease was due primarily to write-offs partly offset by the impact of foreign currency translation. The gross impaired loan ratio was 64 basis points as at January 31, 2022, a decrease of three basis points from last quarter.
Net Impaired loans in Canadian Banking were $487 million as at January 31, 2022, a decrease of $18 million from October 31, 2021, primarily due to lower Commercial gross impaired loans driven by low formations. International Banking’s net impaired loans were $2,097 million as at January 31 2022, a decrease of $2 million from October 31, 2021, as lower Retail gross impaired loans were partially offset by higher Commercial gross impaired loans. In

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management, net impaired loans were $23 million as at January 31, 2022, an increase of $6 million from October 31, 2021, due primarily to new formations in the Retail portfolio. In Global Banking and Markets, net impaired loans were $205 million as at January 31, 2022, an increase of $25 million from October 31, 2021, due primarily to a new formation in Utilities sector. Net impaired loans as a percentage of loans and acceptances were 0.41% as at January 31, 2022, a decrease of one basis point from 0.42% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2022, these loans amounted to $437 billion or 63% of the Bank’s total loans and acceptances outstanding (October 31, 2021 – $424 billion or 64%). Of these, $352 billion or 81% are real estate secured loans (October 31, 2021 – $340 billion or 80%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.

	As at January 31, 2022
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$5,232	1.8%	$6,373	2.2%	$11,605	4.0%	$–	–%	$1,020	5.0%	$1,020	5.0%
Quebec	7,834	2.7	11,606	4.0	19,440	6.7	–	–	977	4.7	977	4.7
Ontario	35,772	12.4	121,425	42.1	157,197	54.5	–	–	11,620	56.4	11,620	56.4
Manitoba & Saskatchewan	5,516	1.9	4,956	1.7	10,472	3.6	–	–	653	3.2	653	3.2
Alberta	17,518	6.1	15,383	5.4	32,901	11.5	–	–	2,510	12.2	2,510	12.2
British Columbia & Territories	12,190	4.2	44,722	15.5	56,912	19.7	–	–	3,815	18.5	3,815	18.5
Canada (4)	$84,062	29.1%	$204,465	70.9%	$288,527	100%	$–	–%	$20,595	100%	$20,595	100%
International	–	–	42,464	100	42,464	100	–	–	–	–	–	–
Total	$84,062	25.4%	$246,929	74.6%	$330,991	100%	$–	–%	$20,595	100%	$20,595	100%
	As at October 31, 2021
Canada (4)	$86,386	30.8%	$193,783	69.2%	$280,169	100%	$–	–%	$20,464	100%	$20,464	100%
International	–	–	39,509	100	39,509	100	–	–	–	–	–	–
Total	$86,386	27.0%	$233,292	73.0%	$319,678	100%	$–	–%	$20,464	100%	$20,464	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,582 (October 31, 2021 – $3,783) of which $2,514 are insured (October 31, 2021 – $2,793).
Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.

	As at January 31, 2022
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	29.5%	38.0%	31.1%	1.2%	0.2%	100%
International	62.0%	17.3%	15.2%	5.5%	0.0%	100%
	As at October 31, 2021
Canada	29.9%	38.5%	30.1%	1.3%	0.2%	100%
International	62.7%	17.4%	15.6%	4.3%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 71% uninsured (October 31, 2021 – 69%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 49% (October 31, 2021 – 49%).

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.

	Uninsured LTV ratios
	For the three months ended January 31, 2022
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada (3)
Atlantic provinces	66.2%	64.3%
Quebec	64.6	71.0
Ontario	63.7	63.6
Manitoba & Saskatchewan	70.0	63.9
Alberta	69.1	71.8
British Columbia & Territories	64.7	62.9
Canada (3)	64.4%	64.3%
International	73.2%	n/a
	For the three months ended October 31, 2021
Canada (3)	64.7%	64.7%
International	72.4%	n/a %
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
The Bank undertakes regular stress testing of its mortgage book to determine the impact of various combinations of home price declines and unemployment increases. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank scenario analyses to assess the impact to the enterprise of different scenarios related to COVID-19 and is confident that it has the financial resources to withstand even a very negative outlook. In practice, the mortgage portfolio is robust to such scenarios due to the low LTV of the book, the high proportion of insured exposures and the diversified composition of the portfolio.
Regional non-retail exposures
The Bank’s exposures outside Canada and the US are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (64% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Banks exposures to sovereigns was $57.3 billion as at January 31, 2022 (October 31, 2021 – $59.9 billion), $13.4 billion to banks (October 31, 2021 – $13.4 billion) and $116.7 billions to corporates (October 31, 2021 – $111.2 billion).
The Bank’s regional credit exposures are distributed as follows:

	As at
	January 31, 2022							October 31, 2021
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total
Latin America (5)	$79,102	$8,098	$18,559	$2,877	$108,636	$10,470	$119,106	$114,711
Caribbean and Central America	11,203	3,131	3,899	40	18,273	3,836	22,109	21,746
Europe, excluding U.K.	6,093	1,387	5,520	1,571	14,571	8,272	22,843	22,361
U.K.	7,880	5,161	583	2,988	16,612	7,013	23,625	24,046
Asia	13,408	1,217	12,242	1,119	27,986	7,929	35,915	37,290
Other (6)	734	2	264	313	1,313	325	1,638	1,766
Total	$118,420	$18,996	$41,067	$8,908	$187,391	$37,845	$225,236	$221,920
(1)
Individual allowances for credit losses are $511. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $13,041 as at January 31, 2022 (October 31, 2021 – $12,755).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $8,192 and collateral held against SFT was $101,730.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.

	Average for the three months ended
Risk factor ($ millions)	January 31 2022	October 31 2021
Credit spread plus interest rate	$11.4	$8.0
Credit spread	3.2	2.6
Interest rate	12.0	8.1
Equities	3.9	4.5
Foreign exchange	2.0	2.5
Commodities	1.5	1.8
Debt specific	2.0	2.0
Diversification effect	(8.5)	(9.0)
Total VaR	$12.3	$9.8
Total Stressed VaR	$40.1	$35.5
In the first quarter of 2022, the average one-day Total VaR increased by 25.5% to $12.3 million, as the anticipation of Central Bank tightening led to volatile markets during the first quarter.
The average one-day Total Stressed VaR increased during the quarter to $40.1 million, which was also driven by volatile markets caused by upcoming rate hikes. Stressed VaR is calculated using the worst-case scenario from fixed historical periods and in Q1 2022, the Stressed VaR was calculated from 2008/2009 credit crisis period.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading interest rate sensitivity
The following table shows the pro-forma pre-tax impact on the Bank’s net interest income over the next twelve months and economic value of shareholders’ equity of an immediate and sustained 100 basis points increase and a 25 basis points decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

	As at
	January 31, 2022						October 31, 2021 (1)		January 31, 2021 (1)
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$231	$14	$245	$(450)	$(591)	$(1,041)	$212	$(1,173)	$416	$25
-25 bps	(71)	(4)	(75)	51	126	177	(64)	209	(106)	(123)
(1)	Prior period amounts have been restated to conform with current period presentation
During the first quarter of 2022, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading risk measures is provided in the table below.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2022	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$527	$527	$–	$–	n/a
Trading assets	152,947	152,893	54	–	Interest rate, FX
Derivative financial instruments	40,655	34,234	6,421	–	Interest rate, FX, equity
Investment securities	81,699	–	81,699	–	Interest rate, FX, equity
Loans	667,338	–	667,338	–	Interest rate, FX
Assets not subject to market risk (1)	302,308	–	–	302,308	n/a
Total assets	$1,245,474	$187,654	$755,512	$302,308
Deposits	$851,045	$–	$803,139	$47,906	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	23,979	–	23,979	–	Interest rate, equity
Obligations related to securities sold short	46,133	46,133	–	–	n/a
Derivative financial instruments	39,697	32,133	7,564	–	Interest rate, FX, equity
Trading liabilities (2)	417	417	–	–	n/a
Pension and other benefit liabilities	1,778	–	1,778	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	208,479	–	–	208,479	n/a
Total liabilities	$1,171,528	$78,683	$836,460	$256,385
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

As at October 31, 2021	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$755	$755	$–	$–	n/a
Trading assets	146,312	146,238	74	–	Interest rate, FX
Derivative financial instruments	42,302	35,379	6,923	–	Interest rate, FX, equity
Investment securities	75,199	–	75,199	–	Interest rate, FX, equity
Loans	636,986	–	636,986	–	Interest rate, FX
Assets not subject to market risk (1)	283,290	–	–	283,290	n/a
Total assets	$1,184,844	$182,372	$719,182	$283,290
Deposits	$797,259	$–	$751,862	$45,397	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,493	–	22,493	–	Interest rate, equity
Obligations related to securities sold short	40,954	40,954	–	–	n/a
Derivative financial instruments	42,203	35,702	6,501	–	Interest rate, FX, equity
Trading liabilities (2)	417	417	–	–	n/a
Pension and other benefit liabilities	1,820	–	1,820	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	206,806	–	–	206,806	n/a
Total liabilities	$1,111,952	$77,073	$782,676	$252,203
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 36 to the Consolidated Financial Statements in the Bank’s 2021 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2022 unencumbered liquid assets were $268 billion (October 31, 2021 – $246 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 65% of liquid assets (October 31, 2021 – 67%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions, precious metals and call and short loans were 35% (October 31, 2021 – 33%). The increase in total liquid assets was mainly attributable to an increase in cash and deposits with central banks and liquid securities, partially offset by a decrease in NHA mortgage-backed securities.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2022. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.
The Bank’s liquid asset pool is summarized in the following table:

	As at January 31, 2022
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$90,043	$–	$90,043	$–	$5,477	$84,566	$–
Deposits with financial institutions	9,010	–	9,010	–	145	8,865	–
Precious metals	527	–	527	–	–	527	–
Securities:
Canadian government obligations	44,789	25,184	69,973	31,746	–	38,227	–
Foreign government obligations	68,206	88,522	156,728	82,675	–	74,053	–
Other securities	107,360	72,747	180,107	139,533	–	40,574	–
Loans:
NHA mortgage-backed securities	29,217	–	29,217	8,163	–	21,054	–
Call and short loans	–	–	–	–	–	–	–
Total	$349,152	$186,453	$535,605	$262,117	$5,622	$267,866	$–

	As at October 31, 2021
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other securities	98,476	69,368	167,844	128,979	–	38,865	–
Loans:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Total	$325,787	$170,975	$496,762	$245,154	$6,055	$245,553	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:

	As at
($ millions)	January 31 2022	October 31 2021
The Bank of Nova Scotia (Parent)	$212,404	$185,903
Bank domestic subsidiaries	11,248	18,267
Bank foreign subsidiaries	44,214	41,383
Total	$267,866	$245,553
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (83%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:

	As at January 31, 2022
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$90,043	$–	$90,043	$–	$5,477	$84,566	$–
Deposits with financial institutions	9,010	–	9,010	–	145	8,865	–
Precious metals	527	–	527	–	–	527	–
Liquid securities:
Canadian government obligations	44,789	25,184	69,973	31,746	–	38,227	–
Foreign government obligations	68,206	88,522	156,728	82,675	–	74,053	–
Other liquid securities	107,360	72,747	180,107	139,533	–	40,574	–
Other securities	4,365	12,654	17,019	7,255	–	–	9,764
Loans classified as liquid assets:
NHA mortgage-backed securities	29,217	–	29,217	8,163	–	21,054	–
Call and short loans	-	–	–	–	–	–	–
Other loans	646,615	–	646,615	4,448	71,630	10,781	559,756
Other financial assets (4)	198,442	(118,911)	79,531	6,541	–	–	72,990
Non-financial assets	46,900	–	46,900	–	–	–	46,900
Total	$1,245,474	$80,196	$1,325,670	$280,361	$77,252	$278,647	$689,410

	As at October 31, 2021
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$77,695	$–	$77,695	$–	$5,858	$71,837	$–
Deposits with financial institutions	8,628	–	8,628	–	197	8,431	–
Precious metals	755	–	755	–	–	755	–
Liquid securities:
Canadian government obligations	47,772	20,311	68,083	30,490	–	37,593	–
Foreign government obligations	62,288	81,296	143,584	77,571	–	66,013	–
Other liquid securities	98,476	69,368	167,844	128,979	–	38,865	–
Other securities	3,811	13,254	17,065	6,028	–	–	11,037
Loans classified as liquid assets:
NHA mortgage-backed securities	30,153	–	30,153	8,114	–	22,039	–
Call and short loans	20	–	20	–	–	20	–
Other loans	614,926	–	614,926	5,964	65,647	10,527	532,788
Other financial assets (4)	194,100	(111,892)	82,208	6,651	–	–	75,557
Non-financial assets	46,220	–	46,220	–	–	–	46,220
Total	$1,184,844	$72,337	$1,257,181	$263,797	$71,702	$256,080	$665,602
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at January 31, 2022 total encumbered assets of the Bank were $358 billion (October 31, 2021 – $335 billion). Of the remaining $968 billion (October 31, 2021 – $922 billion) of unencumbered assets, $279 billion (October 31, 2021 – $256 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2022 the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $19 million or $66 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Office of the Superintendent of Financial Institutions (OSFI) Liquidity Adequacy Requirements (LAR) Guideline. The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR
(1)
for the quarter ended January 31, 2022, based on the average daily positions in the quarter:

For the quarter ended January 31, 2022 ($ millions) (2)	Total unweighted value (Average) (3)	Total weighted value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$205,176

Cash outflows
Retail deposits and deposits from small business customers, of which:	$236,263	$20,018
Stable deposits	97,815	3,150
Less stable deposits	138,448	16,868
Unsecured wholesale funding, of which:	278,553	122,710
Operational deposits (all counterparties) and deposits in networks of cooperative banks	108,104	25,867
Non-operational deposits (all counterparties)	146,660	73,054
Unsecured debt	23,789	23,789
Secured wholesale funding	*	57,700
Additional requirements, of which:	240,496	52,107
Outflows related to derivative exposures and other collateral requirements	35,110	25,923
Outflows related to loss of funding on debt products	3,604	3,604
Credit and liquidity facilities	201,782	22,580
Other contractual funding obligations	1,762	1,600
Other contingent funding obligations (5)	478,501	6,259
Total cash outflows	*	$260,394

Cash inflows
Secured lending (e.g. reverse repos)	$182,643	$49,938
Inflows from fully performing exposures	28,416	18,376
Other cash inflows	25,428	25,428
Total cash inflows	$236,487	$93,742
		Total adjusted value (6)
Total HQLA	*	$205,176
Total net cash outflows	*	$166,652
Liquidity coverage ratio (%)	*	123%
For the quarter ended October 31, 2021 ($ millions)		Total adjusted value (6)
Total HQLA	*	$197,528
Total net cash outflows	*	$158,799
Liquidity coverage ratio (%)	*	124%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guideline.
(5)
Total unweighted values include uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The decrease in the Bank’s average LCR for the quarter ended January 31, 2022 versus the average of the previous quarter was attributable to normal business activities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Regulatory liquidity developments
In January 2022, OSFI finalized revisions to its LAR Guideline for implementation in April 2023. Updates were focused primarily on one of the metrics within the guideline, the Net Cumulative Cash Flow with modifications to the metric’s stress cash outflow and inflow rates.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.
The following table presents the Bank’s NSFR
(1)
as at January 31, 2022:

	Unweighted Value by Residual Maturity				Weighted value (3)
As at January 31, 2022 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$77,470	$–	$–	$–	$77,470
Regulatory capital	77,470	–	–	–	77,470
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	214,361	49,013	14,035	25,291	277,123
Stable deposits	90,487	11,487	4,905	6,334	107,869
Less stable deposits	123,874	37,526	9,130	18,957	169,254
Wholesale funding:	183,818	325,077	40,311	117,402	287,244
Operational deposits	100,075	7,395	–	–	53,735
Other wholesale funding	83,743	317,682	40,311	117,402	233,509
Liabilities with matching interdependent assets (4)	–	2,310	2,425	20,587	–
Other liabilities:	70,509	68,419			21,473
NSFR derivative liabilities		9,619
All other liabilities and equity not included in the above categories	70,509	36,692	1,269	20,839	21,473
Total ASF					$663,310
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$32,471
Deposits held at other financial institutions for operational purposes	$1,766	$–	$–	$–	$883
Performing loans and securities:	104,725	169,943	53,901	473,836	517,757
Performing loans to financial institutions secured by Level 1 HQLA	253	56,147	2,927	–	4,616
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,959	53,845	11,110	11,130	27,067
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	45,807	50,151	25,099	199,590	243,757
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	81	71	3,034	2,048
Performing residential mortgages, of which:	20,169	8,940	13,979	256,641	206,633
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	20,169	8,796	13,872	244,666	196,328
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	34,537	860	786	6,475	35,684
Assets with matching interdependent liabilities (4)	–	2,310	2,425	20,587	–
Other assets:	1,958	98,716			43,860
Physical traded commodities, including gold	1,958				1,664
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		3,202			2,721
NSFR derivative assets		6,095			–
NSFR derivative liabilities before deduction of variation margin posted		15,854			793
All other assets not included in the above categories	–	34,891	–	38,674	38,682
Off-balance sheet items		432,640			16,963
Total RSF					$611,934
Net Stable Funding Ratio (%)					108%

As at October 31, 2021 ($ millions)	Weighted value (3)
Total ASF	$641,287
Total RSF	580,721
Net stable funding ratio (%)	110%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The decrease in the Bank’s NSFR as at January 31, 2022 versus the previous quarter was mainly attributable to higher RSF from mortgage and loan growth, partially offset by higher ASF from deposit growth and wholesale funding.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $328 billion as at January 31, 2022 (October 31, 2021 – $324 billion). The increase since October 31, 2021 was primarily due to an increase in personal deposits and organic capital growth, partially offset by capital redemptions. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $195 billion (October 31, 2021 – $177 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2022, issued and outstanding liabilities of $59 billion (October 31, 2021 – $50 billion) were subject to conversion under the bail-in
regime.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
(1)

	As at January 31, 2022
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,162	$321	$350	$389	$175	$3,397	$50	$87	$–	$3,534
Bearer notes, commercial paper and certificate of deposits	8,887	22,063	31,149	16,446	2,242	80,787	3,571	174	51	84,583
Asset-backed commercial paper (3)	1,880	4,105	–	–	–	5,985	–	–	–	5,985
Senior notes (4)(5)	333	6,058	1,331	4,506	4,194	16,422	8,332	7,141	9,556	41,451
Bail-inable notes (5)	130	–	1	–	1,907	2,038	13,229	29,148	14,299	58,714
Asset-backed securities	–	–	–	–	18	18	695	621	120	1,454
Covered bonds	–	–	–	1,785	940	2,725	8,285	17,954	7,193	36,157
Mortgage securitization (6)	–	1,382	929	722	1,730	4,763	5,372	10,402	4,613	25,150
Subordinated debt (7)	48	1,146	–	48	–	1,242	–	1,974	4,956	8,172
Total wholesale funding sources	$13,440	$35,075	$33,760	$23,896	$11,206	$117,377	$39,534	$67,501	$40,788	$265,200

Of Which:

Unsecured funding	$11,560	$29,588	$32,832	$21,390	$8,517	$103,887	$25,182	$38,523	$28,861	$196,453
Secured funding	1,880	5,487	928	2,506	2,689	13,490	14,352	28,978	11,927	68,747

	As at October 31, 2021
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,348	$302	$220	$151	$348	$2,369	$166	$–	$–	$2,535
Bearer notes, commercial paper and certificate of deposits	5,030	11,249	15,037	18,439	12,169	61,924	537	162	48	62,671
Asset-backed commercial paper (3)	1,328	2,248	965	–	–	4,541	–	–	–	4,541
Senior notes (4)(5)	3	2,254	6,029	1,283	4,476	14,045	8,144	5,224	10,385	37,798
Bail-inable notes (5)	–	77	127	1	–	205	14,421	21,827	13,207	49,660
Asset-backed securities	–	606	–	–	–	606	752	604	85	2,047
Covered bonds	–	1,789	–	–	1,788	3,577	7,412	15,206	5,055	31,250
Mortgage securitization (6)	–	669	1,382	928	720	3,699	6,154	11,008	4,590	25,451
Subordinated debt (7)	26	–	49	–	49	124	–	1,931	6,352	8,407
Total wholesale funding sources	$7,735	$19,194	$23,809	$20,802	$19,550	$91,090	$37,586	$55,962	$39,722	$224,360

Of Which:

Unsecured funding	$6,408	$13,882	$21,462	$19,874	$17,041	$78,667	$23,268	$29,144	$29,992	$161,071
Secured funding	1,327	5,312	2,347	928	2,509	12,423	14,318	26,818	9,730	63,289
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $268 billion as at January 31, 2022 (October 31, 2021 – $246 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at January 31, 2022, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.

	As at January 31, 2022
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$91,304	$505	$368	$193	$136	$294	$593	$500	$5,687		$99,580
Trading assets	1,343	2,977	3,242	1,621	2,392	5,890	17,631	21,823	96,028		152,947
Securities purchased under resale agreements and securities borrowed	106,314	18,223	5,462	2,443	272	–	–	–	–		132,714
Derivative financial instruments	2,949	3,342	2,756	1,956	5,334	9,937	2,590	11,791	–		40,655
Investment securities – FVOCI	3,963	5,503	5,727	2,204	4,405	12,158	16,440	8,880	3,511		62,791
Investment securities – amortized cost	54	1,203	1,513	872	785	3,165	5,306	4,678	–		17,576
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,332		1,332
Loans	47,539	28,702	35,169	29,912	32,803	91,583	304,683	45,219	51,728		667,338
Residential mortgages	1,820	4,201	9,706	11,722	11,156	44,888	211,868	33,763	1,867	(1)	330,991
Personal loans	4,500	2,435	3,449	3,265	2,680	11,342	21,718	6,425	36,808		92,622
Credit cards	–	–	–	–	–	–	–	–	13,145		13,145
Business and government	41,219	22,066	22,014	14,925	18,967	35,353	71,097	5,031	5,400	(2)	236,072
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,492)		(5,492)
Customers’ liabilities under acceptances	17,093	3,645	106	28	29	–	–	–	–		20,901
Other assets	–	–	–	–	–	–	–	–	49,640		49,640
Total assets	$270,559	$64,100	$54,343	$39,229	$46,156	$123,027	$347,243	$92,891	$207,926		$1,245,474

Liabilities and equity
Deposits	$64,559	$65,829	$52,976	$35,084	$27,594	$46,458	$72,096	$23,720	$462,729		$851,045
Personal	9,752	11,292	9,161	7,040	9,099	7,759	8,534	152	184,278		247,067
Non-personal	54,807	54,537	43,815	28,044	18,495	38,699	63,562	23,568	278,451		603,978
Financial instruments designated at fair value through profit or loss	502	764	820	906	1,032	4,581	2,261	13,113	–		23,979
Acceptances	17,126	3,645	106	28	29	–	–	–	–		20,934
Obligations related to securities sold short	460	1,074	644	732	924	5,475	12,468	6,756	17,600		46,133
Derivative financial instruments	1,800	2,187	741	3,281	4,530	9,277	4,677	13,204	–		39,697
Obligations related to securities sold under repurchase agreements and securities lent	108,453	8,888	5,175	252	–	74	36	–	–		122,878
Subordinated debentures	–	–	–	–	–	–	1,839	4,451	48		6,338
Other liabilities	668	3,082	1,353	1,547	2,203	5,439	10,097	6,735	29,400		60,524
Total equity	–	–	–	–	–	–	–	–	73,946		73,946
Total liabilities and equity	$193,568	$85,469	$61,815	$41,830	$36,312	$71,304	$103,474	$67,979	$583,723		$1,245,474

Off-balance sheet commitments
Credit commitments (3)	$5,149	$11,891	$23,070	$17,223	$19,532	$31,329	$124,431	$10,484	$–		$243,109
Financial guarantees (4)	–	–	–	–	–	–	–	–	39,799		39,799
Outsourcing obligations (5)	19	38	56	56	56	221	208	43	–		697
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2021
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$78,205	$539	$312	$162	$273	$397	$792	$655	$5,743		$87,078
Trading assets	1,880	4,353	2,734	2,558	1,687	6,768	19,130	20,323	86,879		146,312
Securities purchased under resale agreements and securities borrowed	96,026	17,969	9,870	2,446	1,428	–	–	–	–		127,739
Derivative financial instruments	2,744	4,335	3,267	1,677	1,493	11,995	4,451	12,340	–		42,302
Investment securities – FVOCI	3,387	4,523	4,848	3,096	1,923	12,366	14,656	7,846	3,144		55,789
Investment securities – amortized cost	18	578	1,267	1,544	878	3,334	5,821	4,717	–		18,157
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,253		1,253
Loans	43,467	31,233	27,834	30,467	29,347	94,083	286,993	42,959	50,603		636,986
Residential mortgages	2,453	4,264	7,536	12,387	12,246	47,790	199,553	31,529	1,920	(1)	319,678
Personal loans	3,472	2,195	3,188	3,099	3,103	11,309	22,105	6,227	36,842		91,540
Credit cards	–	–	–	–	–	–	–	–	12,450		12,450
Business and government	37,542	24,774	17,110	14,981	13,998	34,984	65,335	5,203	5,017	(2)	218,944
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,626)		(5,626)
Customers’ liabilities under acceptances	15,094	4,099	850	225	136	–	–	–	–		20,404
Other assets	–	–	–	–	–	–	–	–	48,824		48,824
Total assets	$240,821	$67,629	$50,982	$42,175	$37,165	$128,943	$331,843	$88,840	$196,446		$1,184,844

Liabilities and equity
Deposits	$63,207	$49,447	$44,953	$33,565	$29,960	$42,800	$61,816	$22,742	$448,769		$797,259
Personal	10,156	13,051	13,358	7,345	6,168	6,512	8,263	102	178,596		243,551
Non-personal	53,051	36,396	31,595	26,220	23,792	36,288	53,553	22,640	270,173		553,708
Financial instruments designated at fair value through profit or loss	86	306	1,069	817	983	4,302	2,613	12,317	–		22,493
Acceptances	15,131	4,099	850	225	136	–	–	–	–		20,441
Obligations related to securities sold short	473	312	956	324	594	2,312	11,388	7,481	17,114		40,954
Derivative financial instruments	2,228	3,668	2,150	2,663	2,622	11,051	5,352	12,469	–		42,203
Obligations related to securities sold under repurchase agreements and securities lent	104,216	9,109	6,126	3,826	87	–	105	–	–		123,469
Subordinated debentures	–	–	–	–	–	–	1,797	4,500	37		6,334
Other liabilities	4,650	1,514	2,122	1,124	2,931	5,176	8,783	6,573	25,926		58,799
Total equity	–	–	–	–	–	–	–	–	72,892		72,892
Total liabilities and equity	$189,991	$68,455	$58,226	$42,544	$37,313	$65,641	$91,854	$66,082	$564,738		$1,184,844

Off-balance sheet commitments
Credit commitments (3)	$6,340	$7,526	$17,894	$24,323	$19,567	$34,056	$122,565	$7,514	$–		$239,785
Financial guarantees (4)	–	–	–	–	–	–	–	–	38,598		38,598
Outsourcing obligations (5)	19	38	56	56	56	224	260	46	–		755
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. Fitch has a Negative outlook while the remaining rating agencies have a Stable outlook on the Bank. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
We continue to manage our capital in accordance with the capital management framework as described on pages 61 to 73 of the Bank’s 2021 Annual Report. In addition, in December 2021 OSFI confirmed that the Domestic Stability Buffer (DSB) will remain at 2.50% of total risk-weighted assets. OSFI’s minimum regulatory capital ratio requirements, including the domestic systemically important bank (D-SIB) 1.0% surcharge and its Domestic Stability Buffer remain at: 10.5%, 12.0% and 14.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Effective November 1, 2021,
D-SIBs
are required to maintain a minimum risk-based Total Loss Absorbing Capacity (TLAC) ratio and a minimum TLAC leverage ratio. TLAC is defined as the aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the guidelines. The Bank’s minimum TLAC ratio requirements consist of 24.0% of risk-weighted assets (including the DSB requirement) and 6.75% of leverage ratio exposures. OSFI may subsequently vary the minimum TLAC requirements for individual
D-SIBs
or groups of
D-SIBs.
Where a
D-SIB
falls below the minimum TLAC requirements, OSFI may take any measures deemed appropriate, including measures set out in the Bank Act. Commencing this quarter, the Bank’s TLAC ratio and TLAC Leverage ratio are reported below.
As at January 31, 2022, the Bank’s Leverage and TLAC Leverage ratios no longer benefited from the temporary exclusion of sovereign-issued securities from its leverage exposure measure. OSFI had confirmed that central bank reserves continue to be excluded from the Leverage ratio exposure measure until further notice.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:

	As at
($ millions)	January 31 2022	October 31 2021
Common Equity Tier 1 (CET1) capital (1)	$52,150	$51,010
Tier 1 capital (1)	57,911	57,915
Total regulatory capital (1)	65,527	66,101
Total loss absorbing capacity (TLAC) (2)	122,613	115,681
Risk-weighted assets (1)(3)	$433,682	$416,105
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	12.0	12.3
Tier 1 capital ratio	13.4	13.9
Total capital ratio	15.1	15.9
Total loss absorbing capacity ratio (2)	28.3	27.8
Leverage (4) :
Leverage exposures	$1,308,247	$1,201,766
Leverage ratio (%)	4.4	4.8
Total loss absorbing capacity leverage ratio (%) (2)	9.4	9.6
(1)	Regulatory capital ratios are determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018). Prior period results are shown for comparative purposes and were not a regulatory requirement.

(3)	As at January 31, 2022 and October 31, 2021, the Bank did not have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier1, Total and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank’s Common Equity Tier 1 (CET1) capital ratio was 12.0% as at January 31, 2022, a decrease of approximately 30 basis points from the prior quarter, due primarily to common share buybacks under the Bank’s Normal Course Issuer Bid. Internal capital generation was offset by organic growth in risk-weighted assets across all business lines.
The Bank’s Tier 1 capital ratio was 13.4% as at January 31, 2022, a decrease of approximately 50 basis points from the prior quarter, due primarily to the phase-out impact of approximately $650 million of non-qualifying additional tier 1 instruments, the Bank’s redemption of $500 million of Basel III compliant NVCC preferred shares and the above noted impacts to the CET1 ratio.
The Bank’s Total capital ratio was 15.1% as at January 31, 2022, a decrease of 80 basis points from the prior quarter, due primarily to the above noted impacts to the Tier 1 ratio, approximately $325 million of amortization of NVCC Tier 2 instruments and the phase-out impact of approximately $250 million of non-qualifying subordinated debentures.
The Leverage ratio was 4.4% as at January 31, 2022, a decrease of approximately 40 basis points from the prior quarter, due primarily to OSFI’s reversal of its temporary exclusion of sovereign-issued securities from its leverage exposure measure, combined with strong growth in the Bank’s on and off-balance sheet assets.
The TLAC ratio was 28.3% as at January 31, 2022, an increase of approximately 50 basis points from the prior quarter, due primarily to net TLAC instrument issuances of approximately $6.7 billion during the quarter and the above noted impacts to the Total capital ratio.
The TLAC Leverage ratio was 9.4%, a decrease of approximately 20 basis points, due primarily to increases in the leverage exposures measure as noted above for the Leverage ratio.
As at January 31, 2022, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $52.2 billion, as at January 31, 2022, an increase of approximately $1.1 billion from the prior quarter due primarily to internal capital generation of $1.4 billion and increases in accumulated other comprehensive income of $1.0 billion, partly offset by share buybacks net of share issuances of $982 million, higher regulatory capital deductions of $140 million and a lower benefit from OSFI’s transitional adjustment for the partial inclusion of ECL of $147 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $17.6 billion (or 4.2%) to $433.7 billion, due primarily to retail mortgages, personal and business lending, and the impact from foreign currency translation.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Systemically Important Bank
(G-SIB)
Disclosures
In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a
G-SIB
in the past year are required to participate in an annual survey.
The
G-SIB
indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2021, the Bank is not considered to be a
G-SIB
based on October 31, 2020 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2021. The
G-SIB
indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.

As at and for the year ended October 31 ($ millions)
Category (1)	Indicator (1)	2021	2020
Cross-jurisdictional activity	Cross-jurisdictional claims	$526,898	$475,524
	Cross-jurisdictional liabilities	345,942	336,984
Size	Total exposures as defined for use in the Basel III leverage ratio (2)	1,347,678	1,303,827
Interconnectedness	Intra-financial system assets (2)	126,348	137,676
	Intra-financial system liabilities (2)	88,154	103,775
	Securities outstanding (2)	304,979	249,326
Substitutability/financial institution infrastructure	Payments activity	14,431,274	16,456,927
	Assets under custody	359,478	309,082
	Underwritten transactions in debt and equity markets	85,121	99,829
	Trading volume (3)
	- Trading volume fixed income	2,783,046	n/a
	- Trading volume equities and other securities	1,576,615	n/a
Complexity	Notional amount of over-the-counter derivatives (2)	5,842,155	5,428,606
	Trading, FVTPL, and FVOCI securities	73,321	45,575
	Level 3 assets (2)	1,411	935
(1)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2018).
(2)	Effective 2021, the BCBS has extended the scope of consolidation for these indicators to include insurance subsidiaries.
(3)	Effective 2021, the BCBS has added a new G-SIB indicator for trading volumes.
Changes in
G-SIB
Indicators
During 2021, securities outstanding increased primarily due to higher volumes and market prices. Trading, FVTPL, and FVOCI securities increased primarily due to higher volumes of held-for-trading securities. Payment activity decreased primarily due to lower volumes in US dollars and changes to BCBS prescribed currency inclusions for this indicator. Level 3 assets increased primarily from equity securities. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.
Normal Course Issuer Bid
On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases.
During the quarter ended January 31, 2022, the Bank repurchased and cancelled approximately 12.4 million common shares at an average price of $87.28 per share for a total amount of $1,086 million.
No repurchases of common shares were made during the three months ended January 31, 2021.
Common dividend
The Board of Directors, at its meeting on February 28, 2022, approved a dividend of $1.00 per share. This quarterly dividend is payable to shareholders of record as of April 5, 2022 on April 27, 2022.
Regulatory capital developments
Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms
In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.
The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;

•	revisions to the internal ratings-based approach for credit risk;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised market risk framework from a Fundamental Review of the Trading Book (FRTB);

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;

•
revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks
(G-SIBs),
which will take the form of a Tier 1 capital buffer set at 50% of a
G-SIB’s
risk-weighted capital buffer; and

•
an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches.

Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in
period for the 72.5% output floor from 2023 until 2028.
In January 2022, OSFI finalized revisions to its Capital Adequacy Requirements Guideline, Leverage Requirements Guideline, and Pillar 3 Disclosures Guideline for D-SIBs. OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail residential real estate and qualifying revolving retail exposures and with respect to an acceleration of the phase-in
period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q2 2023, with the exception of CVA and FRTB market risk requirements which are effective Q1 2024.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 175 of the Bank’s 2021 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 91 of the Bank’s 2021 Annual Report).
Total derivative notional amounts were $7,004 billion as at January 31, 2022, compared to $6,067 billion as at October 31, 2021. The quarterly increase was due primarily to higher volume of interest rate contracts and the impact of foreign currency translation. The total notional amount of over-the-counter
derivatives was $6,730 billion compared to $5,840 billion as at October 31, 2021, of which $4,998 billion was settled through central counterparties as at January 31, 2022 (October 31, 2021 – $4,240 billion). The credit equivalent amount, after taking master netting arrangements into account, was $31.7 billion, compared to $33.7 billion at October 31, 2021. The decrease was primarily attributable to the lower exposure of equity and commodity contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 78 of the Bank’s 2021 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 74 to 76 of the Bank’s 2021 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $4.8 billion as at January 31, 2022 (October 31, 2021 – $4.9 billion). As at January 31, 2022, total commercial paper outstanding for these conduits was $3.4 billion (October 31, 2021 – $3.5 billion). Funded assets purchased and held by these conduits as at January 31, 2022, as reflected at original cost, were $3.4 billion (October 31, 2021 – $3.5 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2021.
Other
off-balance
sheet arrangements
Guarantees and other indirect commitments increased by 5% from October 31, 2021. The increase is primarily due to securities lending activities and undrawn commitments. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest
income were $170 million for the three months ended January 31, 2022, compared to $155 million in the previous quarter, and $168 million in the same period last year.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Developments
The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2021 Annual Report, as may be updated below.
Regulatory Initiatives Impacting Financial Services in Canada
On September 22, 2021, Quebec’s Act to Modernize Legislative Provisions respecting the Protection of Personal Information received royal assent and will come into force over the next three years. This law reforms Quebec Act Respecting the Protection of Personal Information in the Private Sector. It is modeled after the initial versions of the EU’s
General Data Protection Regulation
, and introduced key changes, including increased enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance, risk assessments for data transfers outside Quebec, mandatory breach notification and record keeping, and itemized express consent requirements. Regulations are expected for comment in March, for provisions coming into force September 2022. The Bank has set a project engaging business stakeholders and key groups to consider the law’s application.
The Consumer Privacy Protection Act (Bill C11) did not proceed when the federal election was called on September 20, 2021. The Minister of Innovation, Science and Economic Development has indicated federal privacy reform is a top priority and a bill will be introduced this year.
The Governments of Ontario, British Columbia and Alberta opened public consultations regarding the introduction of new privacy legislation (in the case of Ontario), and amendments to the current private sector privacy statutes (in British Columbia and Alberta). The Bank’s response to these consultations is being coordinated through the Canada Bankers Association.
The Commodity Futures Trading Commission (CFTC) Position Limit and Cross-Border Rules
The CFTC has approved final position limit rules for twenty-five commodity derivatives and their linked cash-settled futures, options on futures, and economically equivalent swaps. The compliance dates are tiered between January 2022 and January 2023. The Bank is on track with the implementation. On January 31, 2022, the CFTC published No-Action Relief extending the Compliance Dates of the Swap Data Reporting Rule Amendments from May 2022 and May 2023 to Monday, December 5, 2022 and Monday, December 4, 2023, respectively. The Bank is on track with the implementation.
Interest Rate Benchmark Reform
Major interest rate benchmark review and reform have been undertaken globally, with a view to either reforming or phasing out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As an alternative to IBORs, various regulators have recommended markets begin adopting alternative risk-free rates (RFRs). Further to previous announcements by various regulators, the publication of GBP, JPY, CHF and EUR LIBORs ceased after December 31, 2021, while most of the USD LIBOR tenors (i.e., overnight, one-month,
three-month,
six-month
and
12-month
tenors) will continue to be published until June 30, 2023. The Federal Reserve Board and other US agencies have encouraged banks to transition away from USD LIBOR and cease entering into new contracts after December 31, 2021, to facilitate an orderly transition. Similarly, OSFI stated that Federally Regulated Financial Institutions should not enter new transactions using USD LIBOR as a reference rate after December 31, 2021.
The details regarding the Bank’s Transition Program for IBOR Reform are available in Note 4 of the 2021 Annual Report. The Bank transitioned its derivative contracts and non-derivative financial assets linked to GBP, JPY, CHF, and EUR LIBORs either through conversion to applicable RFRs or with contractual provisions. The Transition Program is now focusing its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building on its exposure to USD LIBOR, except as permitted by the regulators.
The Canadian Alternative Reference Rate Working Group (CARR) issued a White Paper on December 16, 2021, about the future of the Canadian Dollar Offered Rate (CDOR) and recommended to the administrator of CDOR, Refinitiv Benchmark Services (UK) Limited (RBSL), to cease the publication of remaining tenors of CDOR after June 30, 2024. RBSL, which is solely responsible for the decision to cease the publication of CDOR, has launched a public consultation on the CARR’s recommendation. The Bank will continue to monitor developments related to the publication of CDOR.
Disclosure of Climate-Related Matters
On October 18, 2021, the Canadian Securities Administrators (CSA) published for comment Proposed National Instrument 51-107 –
Disclosure of Climate-Related Matters
(the “Proposed Instrument”) and its companion policy, which introduces specific disclosure requirements regarding climate-related matters for most public companies in Canada, including the Bank. The Proposed Instrument is largely consistent with the Task Force on Climate-related Financial Disclosure (the “TCFD Framework”).
Consistent with the TCFD Framework, the disclosure requirements under the Proposed Instrument are focused on four areas: (i) governance; (ii) strategy; (iii) risk management; and (iv) metrics and targets. Under the Proposed Instrument, the governance and risk management disclosures are mandatory, while the strategy and metrics and targets disclosure would only be required to be disclosed if the information is material. In addition, although the current draft of the Proposed Instrument would require issuers to disclose Scope 1, 2 and 3 greenhouse gas emissions (“GHG”) and the related risks, or provide an explanation regarding the reasons for not disclosing such information, the CSA noted that they are also considering an alternative approach, which would require mandatory disclosure of Scope 1 GHG emissions, while taking a comply or explain approach to disclosure regarding Scope 2 and 3 GHG emissions.
The CSA is proposing that the Proposed Instrument would apply within one year of coming into force for certain issuers (which includes the Bank), and does not expect that it will be in force before December 31, 2022. The Bank is monitoring developments in this area, and is involved in the industry consultations regarding the Proposed Instrument, including by providing feedback on the CSA’s proposals during the comment period.
Ontario Capital Markets Act
On October 12, 2021, the Government of Ontario published the draft Capital Markets Act (the “CMA”). The CMA, together with the recently published
Securities Commission Act (Ontario)
, if passed into law, is designed to provide the foundation for capital markets regulation and enforcement in Ontario. The CMA is a response to the recommendations of the Capital Markets Modernization Taskforce contained in its January 22, 2021 final report.
The CMA is proposing to adopt a “platform approach” to regulation. This approach establishes the fundamental provisions of capital markets law while leaving detailed requirements to be addressed in the rules, which provides regulatory flexibility and permits the OSC to respond to market developments and new financial products in a timely manner. The CMA, if enacted, will also replace the
Securities Act (Ontario)
and the
Commodity Futures Act (Ontario)
. Commodity future contracts and commodity futures options will be regulated as derivatives under the CMA. The CMA also introduces changes that harmonize Ontario’s regime with other Canadian jurisdictions.
The Bank is monitoring developments regarding the draft legislation, including participating in the industry consultation on responding to the CMA proposals. The comment period was recently extended from January 21, 2022 to February 18, 2022.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2021 as described in Note 3 of the Bank’s 2021 annual consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2021 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2022, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2021 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data

January 31, 2022	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$18,421		$1.00		1,204,394	n/a

NVCC Preferred Shares
Preferred shares Series 38 (3)		–		–		–	–
Preferred shares Series 40 (4)(5)		300		0.303125		12,000	Series 41

NVCC Additional Tier 1 Securities (4)	Amount ($ millions)		Distribution (6)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes (7)	US$	1,250	US$	23.25		4.650	1,250
Subordinated Additional Tier 1 Capital Notes (8)	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1 (8)		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2 (8)	US$	600	US$	9.0625		3.625	600

NVCC Subordinated Debentures (4)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due March 2027 (9)						$1,250	2.58
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						1,750	3.89
Subordinated debentures due July 2029						1,500	2.84

Other	Amount ($ millions)		Distribution (6)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (10)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							10,536
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on March 1, 2022. The Board of Directors, at its meeting on February 28, 2022, approved a dividend payable on April 27, 2022 to shareholders of record as of April 5, 2022.

(2)
As at February 18, 2022, the number of outstanding common shares and options were 1,204,126 thousand and 10,421 thousand, respectively. On March 1, 2022, the Bank announced a dividend of $1.00 per common share payable on April 27, 2022 to common shareholders of record as of April 5, 2022.

(3)
On January 27, 2022, the Bank redeemed all outstanding Non-cumulative Preferred Shares Series 38 at a price equal to $25.00 per share plus dividends declared on November 30, 2021 of $0.303125 per Series 38 share.

(4)
These securities contain Non-Viability Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. The Bank’s 2021 Annual Report describes the conditions under which the conversion occurs and the conversion mechanics of NVCC Subordinated Debentures (Note 21), NVCC Subordinated additional Tier 1 capital notes (Note 24) and NVCC Preferred Shares (Note 24). The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes, and NVCC Preferred Shares as at January 31, 2022 would be 3,184 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(5)
These preferred shares are entitled to non-cumulative preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2021 Annual Report for further details.

(6)	Distributions made per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(7)	Semi-annual distributions are recorded in the second and fourth fiscal quarters, if and when paid.
(8)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(9)	On February 1, 2022, the Bank announced its intention to redeem these notes on March 30, 2022, at 100% of their principal amount plus accrued interest up to the redemption date.
(10)	These securities have exchange features. Refer to Table 30 in the Bank’s 2021 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2021 Annual Report.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one per cent.
Book Value per Common Share:
Common shareholders equity divided by the number of outstanding common shares at the end of the period.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt. Excludes Federal Deposit Insurance Corporation (FDIC) guaranteed loans.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.
Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and off-balance sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in operating expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Other TLAC Instruments:
Prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents operating expenses as a percentage of total revenue.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and off-balance sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, excluding the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall appreciation in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank First Quarter Report 2022

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines Of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel II Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2018, the Basel II capital floor add-on
is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach for credit risk. Revised Basel II capital floor requirements also include risk-weighted assets for market risk and CVA. A shortfall in the Basel III capital requirement as compared with the Basel II floor is added to RWA.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

53	Condensed Interim Consolidated Financial Statements

58	Notes to the Condensed Interim Consolidated Financial Statements

	58	Note 1 - Reporting entity

	58	Note 2 - Basis of preparation

	58	Note 3 - Significant accounting policies

	58	Note 4 - Future accounting developments

	59	Note 5 - Cash and deposits with financial institutions

	59	Note 6 - Investment securities

	60	Note 7 - Loans, impaired loans and allowance for credit losses

	68	Note 8 - Derecognition of financial assets

69	Note 9 - Investments in associates

69	Note 10 - Deposits

70	Note 11 - Capital and financing transactions

70	Note 12 - Capital management

71	Note 13 - Share-based payments

71	Note 14 - Employee benefits

71	Note 15 - Operating segments

73	Note 16 - Interest income and expense

73	Note 17 - Earnings per share

73	Note 18 - Financial instruments

79	Note 19 - Corporate income taxes

79	Note 20 - Acquisition

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2022	October 31 2021
Assets
Cash and deposits with financial institutions	5	$99,053	$86,323
Precious metals		527	755
Trading assets
Securities		143,021	137,148
Loans		8,494	8,113
Other		1,432	1,051
		152,947	146,312
Securities purchased under resale agreements and securities borrowed		132,714	127,739
Derivative financial instruments		40,655	42,302
Investment securities	6	81,699	75,199
Loans
Residential mortgages	7	330,991	319,678
Personal loans	7	92,622	91,540
Credit cards	7	13,145	12,450
Business and government	7	236,072	218,944
		672,830	642,612
Allowance for credit losses	7(c)	5,492	5,626
		667,338	636,986
Other
Customers’ liability under acceptances, net of allowance		20,901	20,404
Property and equipment		5,582	5,621
Investments in associates	9	2,740	2,604
Goodwill and other intangible assets		16,752	16,604
Deferred tax assets		1,969	2,051
Other assets		22,597	21,944
		70,541	69,228
Total assets		$1,245,474	$1,184,844
Liabilities
Deposits
Personal	10	$247,067	$243,551
Business and government	10	559,616	511,348
Financial institutions	10	44,362	42,360
		851,045	797,259
Financial instruments designated at fair value through profit or loss	18(b)	23,979	22,493
Other
Acceptances		20,934	20,441
Obligations related to securities sold short		46,133	40,954
Derivative financial instruments		39,697	42,203
Obligations related to securities sold under repurchase agreements and securities lent		122,878	123,469
Subordinated debentures	11	6,338	6,334
Other liabilities		60,524	58,799
		296,504	292,200
Total liabilities		1,171,528	1,111,952
Equity
Common equity
Common shares	11	18,421	18,507
Retained earnings		51,848	51,354
Accumulated other comprehensive income (loss)		(4,324)	(5,333)
Other reserves		227	222
Total common equity		66,172	64,750
Preferred shares and other equity instruments	11	5,552	6,052
Total equity attributable to equity holders of the Bank		71,724	70,802
Non–controlling interests in subsidiaries		2,222	2,090
Total equity		73,946	72,892
Total liabilities and equity		$1,245,474	$1,184,844
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2022

5
3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2022	October 31 2021	January 31 2021
Revenue
Interest income (1)
Loans		$5,994	$5,751	$6,048
Securities		358	343	380
Securities purchased under resale agreements and securities borrowed		47	45	43
Deposits with financial institutions		64	47	41
	16	6,463	6,186	6,512
Interest expense
Deposits		1,573	1,513	1,793
Subordinated debentures		45	46	47
Other		501	410	321
	16	2,119	1,969	2,161
Net interest income		4,344	4,217	4,351
Non-interest income
Card revenues		190	187	204
Banking services fees		437	414	385
Credit fees		401	368	358
Mutual funds		628	605	661
Brokerage fees		298	265	252
Investment management and trust		256	251	246
Underwriting and other advisory		172	144	166
Non-trading foreign exchange		225	179	204
Trading revenues		609	409	621
Net gain on sale of investment securities		2	83	119
Net income from investments in associated corporations		91	96	57
Insurance underwriting income, net of claims		101	102	113
Other fees and commissions		156	153	164
Other		139	214	171
		3,705	3,470	3,721
Total revenue		8,049	7,687	8,072
Provision for credit losses		222	168	764
		7,827	7,519	7,308
Non-interest expenses
Salaries and employee benefits		2,280	2,054	2,228
Premises and technology		586	598	575
Depreciation and amortization		375	383	380
Communications		90	93	96
Advertising and business development		109	126	91
Professional		192	242	157
Business and capital taxes		140	120	143
Other		451	655	538
		4,223	4,271	4,208
Income before taxes		3,604	3,248	3,100
Income tax expense	19	864	689	702
Net income		$2,740	$2,559	$2,398
Net income attributable to non-controlling interests in subsidiaries		88	70	90
Net income attributable to equity holders of the Bank		$2,652	$2,489	$2,308
Preferred shareholders and other equity instrument holders		44	78	43
Common shareholders		$2,608	$2,411	$2,265
Earnings per common share (in dollars)
Basic	17	$2.15	$1.98	$1.87
Diluted	17	2.14	1.97	1.86
Dividends paid per common share (in dollars)		1.00	0.90	0.90
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $6,331 for the quarter ended January 31, 2022 (October 31, 2021 – $6,080; January 31, 2021 – $6,400).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2022	October 31 2021	January 31 2021
Net income	$2,740	$2,559	$2,398
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	1,500	(1,059)	(1,406)
Net gains (losses) on hedges of net investments in foreign operations	(559)	232	506
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	12	(9)	(7)
Net gains (losses) on hedges of net investments in foreign operations	(147)	61	133
	1,076	(879)	(1,026)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(321)	(647)	(59)
Reclassification of net (gains) losses to net income	117	294	106
Income tax expense (benefit):
Net gains (losses) in fair value	(80)	(189)	(17)
Reclassification of net (gains) losses to net income	35	75	24
	(159)	(239)	40
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(976)	(1,754)	1,138
Reclassification of net (gains) losses to net income	669	830	(1,392)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(251)	(518)	306
Reclassification of net (gains) losses to net income	171	272	(362)
	(227)	(678)	(198)
Other comprehensive income (loss) from investments in associates	4	6	12
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	148	398	641
Income tax expense (benefit)	69	106	171
	79	292	470
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	194	96	169
Income tax expense (benefit)	68	25	22
	126	71	147
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	231	(24)	(178)
Income tax expense (benefit)	61	(7)	(47)
	170	(17)	(131)
Other comprehensive income (loss) from investments in associates	1	–	19
Other comprehensive income (loss)	1,070	(1,444)	(667)
Comprehensive income	$3,810	$1,115	$1,731
Comprehensive income (loss) attributable to non-controlling interests	149	(27)	83
Comprehensive income attributable to equity holders of the Bank	3,661	1,142	1,648
Preferred shareholders and other equity instrument holders	44	78	43
Common shareholders	$3,617	$1,064	$1,605
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222	$64,750	$6,052	$70,802	$2,090	$72,892
Net income	–	2,608	–	–	–	–	–	–	2,608	44	2,652	88	2,740
Other comprehensive income (loss)	–	–	1,030	(159)	129	(240)	249	–	1,009	–	1,009	61	1,070
Total comprehensive income	$–	$2,608	$1,030	$(159)	$129	$(240)	$249	$–	$3,617	$44	$3,661	$149	$3,810
Shares issued	104	–	–	–	–	–	–	(13)	91	–	91	–	91
Shares repurchased/redeemed	(190)	(896)	–	–	–	–	–	–	(1,086)	(500)	(1,586)	–	(1,586)
Dividends and distributions paid to equity holders	–	(1,207)	–	–	–	–	–	–	(1,207)	(44)	(1,251)	(17)	(1,268)
Share-based payments (3)	–	–	–	–	–	–	–	6	6	–	6	–	6
Other	–	(11)	–	–	–	–	–	12	1	–	1	–	1
Balance as at January 31, 2022	$18,421	$51,848	$(3,679)	$(429)	$420	$(454)	$(182)	$227	$66,172	$5,552	$71,724	$2,222	$73,946

Balance as at October 31, 2020	$18,239	$46,345	$(1,328)	$330	$(163)	$639	$(1,603)	$360	$62,819	$5,308	$68,127	$2,376	$70,503
Net income	–	2,265	–	–	–	–	–	–	2,265	43	2,308	90	2,398
Other comprehensive income (loss)	–	–	(1,030)	40	146	(182)	366	–	(660)	–	(660)	(7)	(667)
Total comprehensive income	$–	$2,265	$(1,030)	$40	$146	$(182)	$366	$–	$1,605	$43	$1,648	$83	$1,731
Shares issued	58	–	–	–	–	–	–	(8)	50	–	50	–	50
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(1,091)	–	–	–	–	–	–	(1,091)	(43)	(1,134)	(17)	(1,151)
Share-based payments (3)	–	–	–	–	–	–	–	4	4	–	4	–	4
Other	–	–	–	–	–	–	–	–	–	–	–	–	–
Balance as at January 31, 2021	$18,297	$47,519	$(2,358)	$370	$(17)	$457	$(1,237)	$356	$63,387	$5,308	$68,695	$2,442	$71,137
(1)	Includes undistributed retained earnings of $62 (January 31, 2021 – $61) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2022	January 31 2021
Cash flows from operating activities
Net income	$2,740	$2,398
Adjustment for:
Net interest income	(4,344)	(4,351)
Depreciation and amortization	375	380
Provision for credit losses	222	764
Equity–settled share-based payment expense	6	4
Net gain on sale of investment securities	(2)	(119)
Net income from investments in associated corporations	(91)	(57)
Income tax expense	864	702
Changes in operating assets and liabilities:
Trading assets	(4,497)	(25,827)
Securities purchased under resale agreements and securities borrowed	(2,775)	(1,529)
Loans	(24,821)	(5,851)
Deposits	46,498	28,985
Obligations related to securities sold short	4,843	8,426
Obligations related to securities sold under repurchase agreements and securities lent	(2,452)	5,550
Net derivative financial instruments	(1,963)	(627)
Other, net	2,152	(5,887)
Dividends received	284	217
Interest received	6,553	6,820
Interest paid	(2,177)	(2,523)
Income tax paid	(1,458)	(842)
Net cash from/(used in) operating activities	19,957	6,633
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(10,229)	(16,374)
Purchase of investment securities	(22,578)	(17,045)
Proceeds from sale and maturity of investment securities	16,909	27,559
Property and equipment, net of disposals	(45)	(45)
Other, net	(227)	(103)
Net cash from/(used in) investing activities	(16,170)	(6,008)
Cash flows from financing activities
Redemption of subordinated debentures	–	(750)
Redemption of preferred shares	(500)	–
Proceeds from common shares issued	104	58
Common shares purchased for cancellation	(1,086)	–
Cash dividends and distributions paid	(1,251)	(1,134)
Distributions to non-controlling interests	(17)	(17)
Payment of lease liabilities	(89)	(89)
Other, net	(224)	(187)
Net cash from/(used in) financing activities	(3,063)	(2,119)
Effect of exchange rate changes on cash and cash equivalents	146	(186)
Net change in cash and cash equivalents	870	(1,680)
Cash and cash equivalents at beginning of period (1)	9,693	11,123
Cash and cash equivalents at end of period (1)	$10,563	$9,443
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2021.
The condensed interim consolidated financial statements for the quarter ended January 31, 2022 have been approved by the Board of Directors for issue on March 1, 2022.

Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities.
While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2021.
The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2021 as described in Note 3 of the Bank’s 2021 annual consolidated financial statements.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2021 Annual Report.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2022		October 31 2021
Cash and non-interest-bearing deposits with financial institutions	$10,563		$9,693
Interest-bearing deposits with financial institutions	88,490		76,630
Total	$99,053	(1)	$86,323	(1)
(1)	Net of allowances of $1 (October 31, 2021 – $1).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,162 million (October 31, 2021 – $5,719 million) and are included above.

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2022	October 31 2021
Debt investment securities measured at FVOCI	$59,249	$52,611
Debt investment securities measured at amortized cost	17,576	18,157
Equity investment securities designated at FVOCI	3,542	3,178
Equity investment securities measured at FVTPL	1,301	1,223
Debt investment securities measured at FVTPL	31	30
Total investment securities	$81,699	$75,199
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$8,355	$93	$44	$8,404
Canadian provincial and municipal debt	5,428	7	92	5,343
U.S. treasury and other U.S. agency debt	16,264	115	216	16,163
Other foreign government debt	28,667	48	565	28,150
Other debt	1,189	5	5	1,189
Total	$59,903	$268	$922	$59,249

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$5,694	$135	$25	$5,804
Canadian provincial and municipal debt	5,202	12	59	5,155
U.S. treasury and other U.S. agency debt	13,528	188	79	13,637
Other foreign government debt	27,126	60	515	26,671
Other debt	1,339	9	4	1,344
Total	$52,889	$404	$682	$52,611
(b) Debt investment securities measured at amortized cost

	As at
	January 31, 2022		October 31, 2021
($ millions)	Fair value	Carrying value	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$11,674	$11,770	$12,310	$12,372
U.S. treasury and other U.S. agency debt	4,651	4,694	4,712	4,687
Other foreign government debt	996	986	970	960
Corporate debt	132	126	141	138
Total	$17,453	$17,576	$18,133	$18,157

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity investment securities designated as at fair value through other comprehensive income (FVOCI)
The Bank has designated certain instruments at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at January 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$36	$5	$5	$36
Common shares	2,909	653	56	3,506
Total	$2,945	$658	$61	$3,542

As at October 31, 2021 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Preferred equity instruments	$27	$4	$3	$28
Common shares	2,710	528	88	3,150
Total	$2,737	$532	$91	$3,178
Dividend income earned on equity securities designated at FVOCI of $38 million for the three months ended January 31, 2022 (October 31, 2021 – $32 million; January 31, 2021 – $26 million) has been recognized in interest income.
During the three months ended January 31, 2022, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $381 million (October 31, 2021 – $239 million; January 31, 2021 – $181 million). This has resulted in a realized gain of $36 million in the three months ended January 31, 2022 (October 31, 2021 – $35 million; January 31, 2021 – $39 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	January 31, 2022			October 31, 2021
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$330,991	$835	$330,156	$319,678	$802	$318,876
Personal loans	92,622	2,249	90,373	91,540	2,341	89,199
Credit cards	13,145	1,165	11,980	12,450	1,211	11,239
Business and government	236,072	1,243	234,829	218,944	1,272	217,672
Total	$672,830	$5,492	$667,338	$642,612	$5,626	$636,986
(b) Impaired loans
(1)(2)

	As at
	January 31, 2022			October 31, 2021
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,320	$395	$925	$1,331	$374	$957
Personal loans	820	574	246	833	626	207
Credit cards	–	–	–	–	–	–
Business and government	2,295	654	1,641	2,292	655	1,637
Total	$4,435	$1,623	$2,812	$4,456	$1,655	$2,801
By geography:
Canada	$1,055	$426	$629	$1,090	$446	$644
United States	16	–	16	24	4	20
Mexico	775	281	494	758	269	489
Peru	716	350	366	699	350	349
Chile	540	194	346	512	180	332
Colombia	373	78	295	418	88	330
Other international	960	294	666	955	318	637
Total	$4,435	$1,623	$2,812	$4,456	$1,655	$2,801
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2022 was $13 (October 31, 2021 – $12).
(2)	Additional interest income of approximately $61 would have been recorded if the above loans had not been classified as impaired (October 31, 2021 – $58).

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and pessimistic front loaded).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the baseline and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final baseline and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events.
The Bank has applied expert credit judgement in the assessment of underlying credit deterioration and migration of balances to progressive stages. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios. In these scenarios
,
the Bank considered recovery time periods ranging from more immediate (V shape), mid-term
(W shape) to longer-term (L shape) periods.
While the base case scenario expects the overall economy to trace a
V-shaped
recovery, growth and employment in individual industries are expected to show considerable heterogeneity. Some industries either have already fully recovered or are expected to fully recover over the course of the next few quarters. In contrast, the activity in other industries is expected to remain below the pre-pandemic
levels for some time even though activity is currently rebounding sharply in those sectors. This industry-level pattern of activity is referred to as a
K-shaped
recovery, and while not explicitly simulated in the base case scenario, it is incorporated through the consideration of significant increase in risk through expert credit judgement.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table shows certain key macroeconomic variables used to estimate the allowance for credit losses. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-
term view.

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at January 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	4.2	1.6	6.1	2.5	0.0	2.7	-4.6	3.5
Unemployment rate, average %	5.2	5.5	4.5	4.0	7.7	6.1	10.6	8.0
Bank of Canada overnight rate target, average %	0.9	2.4	1.5	3.7	0.3	1.9	0.3	1.2
HPI - Housing Price Index, y/y % change	9.9	1.9	12.5	3.1	3.0	3.1	-3.5	3.7
USDCAD exchange rate, average	1.21	1.20	1.20	1.19	1.25	1.20	1.27	1.23
US
Real GDP growth, y/y % change	4.2	1.9	5.4	2.6	1.2	2.7	-2.2	3.6
Unemployment rate, average %	4.1	4.2	3.9	3.8	5.8	4.8	7.1	6.2
Mexico
Real GDP growth, y/y % change	2.8	1.9	4.4	2.0	0.0	2.5	-2.6	2.8
Unemployment rate, average %	4.0	3.8	3.4	3.2	6.5	4.3	9.4	6.2
Chile
Real GDP growth, y/y % change	4.6	3.0	6.8	4.0	2.0	3.4	-2.4	4.2
Unemployment rate, average %	6.6	6.3	6.0	5.5	9.1	6.9	12.0	8.8
Peru
Real GDP growth, y/y % change	2.6	3.0	4.5	3.8	-0.6	3.8	-4.5	4.9
Unemployment rate, average %	8.7	7.4	5.8	5.1	11.2	8.0	14.1	9.9
Colombia
Real GDP growth, y/y % change	4.5	3.5	6.5	4.8	1.2	4.4	-2.6	5.4
Unemployment rate, average %	10.8	10.4	10.0	7.7	13.3	10.9	16.2	12.8
Caribbean
Real GDP growth, y/y % change	4.8	4.0	6.4	4.1	2.0	4.6	-0.6	4.9
Global
WTI oil price, average USD/bbl	69	71	75	87	59	66	56	59
Copper price, average USD/lb	4.25	4.15	4.46	4.72	3.95	3.89	3.82	3.56
Global GDP, y/y % change	4.32	3.57	5.66	4.47	1.96	4.17	-0.55	4.85

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Pessimistic Front Loaded
As at October 31, 2021	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	3.4	1.9	5.3	2.8	-1.3	3.1	-7.4	4.3
Unemployment rate, average %	6.3	5.7	5.6	4.1	8.8	6.3	11.7	8.2
Bank of Canada overnight rate target, average %	0.3	2.0	0.9	3.6	0.3	1.2	0.3	0.5
HPI - Housing Price Index, y/y % change	11.1	2.1	13.2	3.9	3.9	3.3	-2.7	3.9
USDCAD exchange rate, average	1.24	1.21	1.23	1.20	1.28	1.21	1.30	1.24
US
Real GDP growth, y/y % change	5.7	1.6	7.3	2.1	2.4	2.4	-1.4	3.5
Unemployment rate, average %	3.8	3.5	3.4	3.2	5.6	4.1	6.8	5.6
Mexico
Real GDP growth, y/y % change	2.8	1.9	4.3	2.7	-0.4	2.7	-4.2	3.8
Unemployment rate, average %	4.0	4.0	3.6	3.1	6.5	4.5	9.4	6.4
Chile
Real GDP growth, y/y % change	6.7	2.2	8.8	3.1	3.4	3.1	-0.5	4.2
Unemployment rate, average %	6.5	6.2	5.9	5.6	9.0	6.7	12.0	8.6
Peru
Real GDP growth, y/y % change	5.0	3.2	7.7	4.3	3.6	3.7	0.0	4.7
Unemployment rate, average %	8.8	7.5	6.0	3.4	10.8	8.1	13.8	10.0
Colombia
Real GDP growth, y/y % change	5.0	3.5	6.8	4.8	3.6	4.0	0.0	5.0
Unemployment rate, average %	13.7	11.2	12.0	8.2	15.6	11.8	18.6	13.7
Caribbean
Real GDP growth, y/y % change	4.9	4.1	6.2	4.9	3.9	4.6	0.3	5.6
Global
WTI oil price, average USD/bbl	69	70	75	86	61	67	57	57
Copper price, average USD/lb	4.20	4.20	4.36	4.78	3.93	4.05	3.81	3.62
Global GDP, y/y % change	5.07	3.02	6.54	3.90	2.44	3.68	-0.69	4.48

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)	Sensitivity
The weighting of these multiple scenarios increased our reported allowance for credit losses for financial assets in Stage 1 and Stage 2, relative to our base case scenario, to $3,960 million (October 31, 2021 – $4,076 million) from $3,900 million (October 31, 2021 – $3,998 million). If we were to only use our pessimistic front loaded scenario for the measurement of allowance for credit losses for such assets, our allowance for credit losses on performing financial instruments would be $675 million (October 31, 2021 – $866 million) higher than the reported allowance for credit losses as at January 31, 2022. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all of our performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $381 million (October 31, 2021 – $407 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2022
Residential mortgages	$802	$26	$(14)	$21	$835
Personal loans	2,341	111	(240)	37	2,249
Credit cards	1,211	73	(139)	20	1,165
Business and government	1,374	12	(64)	9	1,331
	$5,728	$222	$(457)	$87	$5,580
Presented as:
Allowance for credit losses on loans	$5,626				$5,492
Allowance for credit losses on acceptances (1)	37				33
Allowance for credit losses on off-balance sheet exposures (2)	65				55
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2020	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2021
Residential mortgages	$884	$25	$(33)	$(12)	$864
Personal loans	3,155	367	(343)	(29)	3,150
Credit cards	1,886	261	(216)	(16)	1,915
Business and government	1,892	111	(82)	(43)	1,878
	$7,817	$764	$(674)	$(100)	$7,807
Presented as:
Allowance for credit losses on loans	$7,639				$7,590
Allowance for credit losses on acceptances (1)	77				80
Allowance for credit losses on off-balance sheet exposures (2)	101				137
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at January 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$161	$279	$395	$835
Personal loans	655	1,020	574	2,249
Credit cards	399	766	–	1,165
Business and government	198	391	654	1,243
Total (1)	$1,413	$2,456	$1,623	$5,492
(1)	Excludes allowance for credit losses of $91 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$152	$276	$374	$802
Personal loans	644	1,071	626	2,341
Credit cards	352	859	–	1,211
Business and government	186	431	655	1,272
Total (1)	$1,334	$2,637	$1,655	$5,626
(1)	Excludes allowance for credit losses of $105 for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at January 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$161	$297	$406	$864
Personal loans	787	1,514	849	3,150
Credit cards	448	1,467	–	1,915
Business and government	384	538	739	1,661
Total (1)	$1,780	$3,816	$1,994	$7,590
(1)	Excludes allowance for credit losses of $220 for other financial assets including acceptances, investment securities, deposits with banks and off-balance sheet credit risks.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at January 31, 2022				As at January 31, 2021
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$152	$276	$374	$802	$190	$302	$392	$884
Provision for credit losses
Remeasurement (1)	(19)	11	29	21	(65)	29	59	23
Newly originated or purchased financial assets	10	–	–	10	11	–	–	11
Derecognition of financial assets and maturities	(2)	(3)	–	(5)	(3)	(6)	–	(9)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	19	(17)	(2)	–	32	(27)	(5)	–
Stage 2	(2)	7	(5)	–	(3)	20	(17)	–
Stage 3	–	(3)	3	–	–	(12)	12	–
Gross write-offs	–	–	(21)	(21)	–	–	(37)	(37)
Recoveries	–	–	7	7	–	–	4	4
Foreign exchange and other movements	3	8	10	21	(1)	(9)	(2)	(12)
Balance at end of period (2)	$161	$279	$395	$835	$161	$297	$406	$864
Personal loans
Balance at beginning of period	$644	$1,071	$626	$2,341	$864	$1,471	$820	$3,155
Provision for credit losses
Remeasurement (1)	(156)	95	144	83	(422)	536	252	366
Newly originated or purchased financial assets	75	–	–	75	99	–	–	99
Derecognition of financial assets and maturities	(18)	(29)	–	(47)	(28)	(70)	–	(98)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	130	(127)	(3)	–	401	(398)	(3)	–
Stage 2	(30)	44	(14)	–	(92)	111	(19)	–
Stage 3	(1)	(50)	51	–	(31)	(126)	157	–
Gross write-offs	–	–	(307)	(307)	–	–	(406)	(406)
Recoveries	–	–	67	67	–	–	63	63
Foreign exchange and other movements	11	16	10	37	(4)	(10)	(15)	(29)
Balance at end of period (2)	$655	$1,020	$574	$2,249	$787	$1,514	$849	$3,150
Credit cards
Balance at beginning of period	$352	$859	$–	$1,211	$501	$1,385	$–	$1,886
Provision for credit losses
Remeasurement (1)	(52)	5	109	62	(133)	258	151	276
Newly originated or purchased financial assets	28	–	–	28	29	–	–	29
Derecognition of financial assets and maturities	(10)	(7)	–	(17)	(15)	(29)	–	(44)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	87	(87)	–	–	113	(113)	–	–
Stage 2	(13)	13	–	–	(43)	43	–	–
Stage 3	–	(28)	28	–	–	(70)	70	–
Gross write-offs	–	–	(192)	(192)	–	–	(260)	(260)
Recoveries	–	–	53	53	–	–	44	44
Foreign exchange and other movements	7	11	2	20	(4)	(7)	(5)	(16)
Balance at end of period (2)	$399	$766	$–	$1,165	$448	$1,467	$–	$1,915
Total retail loans
Balance at beginning of period	$1,148	$2,206	$1,000	$4,354	$1,555	$3,158	$1,212	$5,925
Provision for credit losses
Remeasurement (1)	(227)	111	282	166	(620)	823	462	665
Newly originated or purchased financial assets	113	–	–	113	139	–	–	139
Derecognition of financial assets and maturities	(30)	(39)	–	(69)	(46)	(105)	–	(151)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	236	(231)	(5)	–	546	(538)	(8)	–
Stage 2	(45)	64	(19)	–	(138)	174	(36)	–
Stage 3	(1)	(81)	82	–	(31)	(208)	239	–
Gross write-offs	–	–	(520)	(520)	–	–	(703)	(703)
Recoveries	–	–	127	127	–	–	111	111
Foreign exchange and other movements	21	35	22	78	(9)	(26)	(22)	(57)
Balance at end of period (2)	$1,215	$2,065	$969	$4,249	$1,396	$3,278	$1,255	$5,929
Non-retail loans:
Business and government
Balance at beginning of period	$212	$470	$655	$1,337	$478	$592	$745	$1,815
Provision for credit losses
Remeasurement (1)	(30)	(14)	76	32	(10)	21	106	117
Newly originated or purchased financial assets	56	–	–	56	89	–	–	89
Derecognition of financial assets and maturities	(41)	(20)	(11)	(72)	(83)	(13)	(2)	(98)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	42	(42)	–	–	18	(18)	–	–
Stage 2	(8)	8	–	–	(24)	24	–	–
Stage 3	–	–	–	–	–	(1)	1	–
Gross write-offs	–	–	(73)	(73)	–	–	(87)	(87)
Recoveries	–	–	9	9	–	–	5	5
Foreign exchange and other movements	2	9	(2)	9	(9)	(5)	(29)	(43)
Balance at end of period including off-balance sheet exposures (2)	$233	$411	$654	$1,298	$459	$600	$739	$1,798
Less: Allowance for credits losses on off-balance sheet exposures (3)	(35)	(20)	–	(55)	(75)	(62)	–	(137)
Balance at end of period (2)	$198	$391	$654	$1,243	$384	$538	$739	$1,661
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Interest income on impaired loans for residential mortgages, personal and credit cards, and business and government loans totaled $61 (January 31, 2021 – $78).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$196,025	$2,096	$–	$198,121	$187,163	$5,610	$–	$192,773
Low	71,805	559	–	72,364	69,306	1,768	–	71,074
Medium	13,267	1,733	–	15,000	9,170	3,690	–	12,860
High	931	1,938	–	2,869	904	2,284	–	3,188
Very high	58	937	–	995	16	643	–	659
Loans not graded (2)	36,976	3,346	–	40,322	34,122	3,671	–	37,793
Default	–	–	1,320	1,320	–	–	1,331	1,331
Total	$319,062	$10,609	$1,320	$330,991	$300,681	$17,666	$1,331	$319,678
Allowance for credit losses	161	279	395	835	152	276	374	802
Carrying value	$318,901	$10,330	$925	$330,156	$300,529	$17,390	$957	$318,876
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at January 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,259	$143	$–	$30,402	$30,085	$168	$–	$30,253
Low	25,792	542	–	26,334	25,719	574	–	26,293
Medium	8,343	1,067	–	9,410	8,290	1,127	–	9,417
High	5,738	2,234	–	7,972	5,686	2,307	–	7,993
Very high	60	1,288	–	1,348	82	1,157	–	1,239
Loans not graded (2)	14,957	1,379	–	16,336	14,159	1,353	–	15,512
Default	–	–	820	820	–	–	833	833
Total	$85,149	$6,653	$820	$92,622	$84,021	$6,686	$833	$91,540
Allowance for credit losses	655	1,020	574	2,249	644	1,071	626	2,341
Carrying value	$84,494	$5,633	$246	$90,373	$83,377	$5,615	$207	$89,199
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at January 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,572	$71	$–	$1,643	$1,517	$76	$–	$1,593
Low	2,473	105	–	2,578	2,288	135	–	2,423
Medium	3,029	100	–	3,129	2,666	166	–	2,832
High	2,726	917	–	3,643	2,237	1,225	–	3,462
Very high	31	501	–	532	21	509	–	530
Loans not graded (1)	1,233	387	–	1,620	1,158	452	–	1,610
Default	–	–	–	–	–	–	–	–
Total	$11,064	$2,081	$–	$13,145	$9,887	$2,563	$–	$12,450
Allowance for credit losses	399	766	–	1,165	352	859	–	1,211
Carrying value	$10,665	$1,315	$–	$11,980	$9,535	$1,704	$–	$11,239
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$90,799	$13	$–	$90,812	$88,308	$14	$–	$88,322
Low	18,536	17	–	18,553	17,880	12	–	17,892
Medium	7,413	31	–	7,444	6,858	36	–	6,894
High	3,522	343	–	3,865	3,103	745	–	3,848
Very high	31	319	–	350	24	212	–	236
Loans not graded (1)	10,316	1,816	–	12,132	9,126	2,204	–	11,330
Default	–	–	–	–	–	–	–	–
Carrying value	$130,617	$2,539	$–	$133,156	$125,299	$3,223	$–	$128,522
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at January 31, 2022				As at October 31, 2021
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$318,655	$2,323	$–	$320,978	$307,073	$5,868	$–	$312,941
Low	118,606	1,223	–	119,829	115,193	2,489	–	117,682
Medium	32,052	2,931	–	34,983	26,984	5,019	–	32,003
High	12,917	5,432	–	18,349	11,930	6,561	–	18,491
Very high	180	3,045	–	3,225	143	2,521	–	2,664
Loans not graded (2)	63,482	6,928	–	70,410	58,565	7,680	–	66,245
Default	–	–	2,140	2,140	–	–	2,164	2,164
Total	$545,892	$21,882	$2,140	$569,914	$519,888	$30,138	$2,164	$552,190
Allowance for credit losses	1,215	2,065	969	4,249	1,148	2,206	1,000	4,354
Carrying value	$544,677	$19,817	$1,171	$565,665	$518,740	$27,932	$1,164	$547,836
(1)	Stage 3 includes purchased or originated credit impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at January 31, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$123,762	$1,627	$–	$125,389	$110,786	$892	$–	$111,678
Non-investment grade	94,279	8,759	–	103,038	91,945	7,570	–	99,515
Watch list	29	3,128	–	3,157	31	3,266	–	3,297
Loans not graded (2)	2,184	9	–	2,193	2,151	11	–	2,162
Default	–	–	2,295	2,295	–	–	2,292	2,292
Total	$220,254	$13,523	$2,295	$236,072	$204,913	$11,739	$2,292	$218,944
Allowance for credit losses	198	391	654	1,243	186	431	655	1,272
Carrying value	$220,056	$13,132	$1,641	$234,829	$204,727	$11,308	$1,637	$217,672
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at January 31, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$191,064	$1,519	$–	$192,583	$186,056	$1,266	$–	$187,322
Non-investment grade	65,659	3,908	–	69,567	66,009	3,786	–	69,795
Watch list	12	1,348	–	1,360	12	2,160	–	2,172
Loans not graded (2)	4,071	–	–	4,071	4,155	–	–	4,155
Default	–	–	105	105	–	–	102	102
Total	$260,806	$6,775	$105	$267,686	$256,232	$7,212	$102	$263,546
Allowance for credit losses	35	20	–	55	26	39	–	65
Carrying value	$260,771	$6,755	$105	$267,631	$256,206	$7,173	$102	$263,481
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at January 31, 2022				As at October 31, 2021
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$314,826	$3,146	$–	$317,972	$296,842	$2,158	$–	$299,000
Non-investment grade	159,938	12,667	–	172,605	157,954	11,356	–	169,310
Watch list	41	4,476	–	4,517	43	5,426	–	5,469
Loans not graded (2)	6,255	9	–	6,264	6,306	11	–	6,317
Default	–	–	2,400	2,400	–	–	2,394	2,394
Total	$481,060	$20,298	$2,400	$503,758	$461,145	$18,951	$2,394	$482,490
Allowance for credit losses	233	411	654	1,298	212	470	655	1,337
Carrying value	$480,827	$19,887	$1,746	$502,460	$460,933	$18,481	$1,739	$481,153
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2022 (2)				As at October 31, 2021 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$791	$386	$–	$1,177	$732	$327	$–	$1,059
Personal loans	424	226	–	650	411	210	–	621
Credit cards	130	84	184	398	125	83	201	409
Business and government	71	30	–	101	124	24	–	148
Total	$1,416	$726	$184	$2,326	$1,392	$644	$201	$2,237
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	January 31 2022	October 31 2021
Unpaid principal balance (1)	$310	$303
Credit related fair value adjustments	(69)	(68)
Carrying value	241	235
Stage 3 allowance	(1)	(1)
Carrying value net related allowance	$240	$234
(1)	Represents principal amount owed net of write-offs.

8.	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2022 (1)	October 31 2021 (1)
Assets
Carrying value of residential mortgage loans	$16,565	$17,145
Other related assets (2)	9,690	9,787
Liabilities
Carrying value of associated liabilities	$25,446	$25,833
(1)
The fair value of the transferred assets is $25,123 (October 31, 2021 – $25,761) and the fair value of the associated liabilities is $25,515 (October 31, 2021 – $26,021) for a net position of $(392) (October 31, 2021 – $(260)).

(2)
These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans
The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. During the first quarter, the Bank did not enter into any new securitization arrangements.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2022 (1)	October 31 2021 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$96,628	$100,083
Securities lending agreements	63,756	59,506
Total	160,384	159,589
Carrying value of associated liabilities (3)	$122,878	$123,469
(1)
The fair value of transferred assets is $160,384 (October 31, 2021 – $159,589) and the fair value of the associated liabilities is $122,878

(October 31, 2021 – $123,469) for a net position of $37,506 (October 31, 2021 – $36,120).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.

9.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					January 31 2022	October 31 2021
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	December 31, 2021	$558	$549
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.11%	December 31, 2021	1,034	968
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	December 31, 2021	388	366
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $675 (October 31, 2021 – $671). The ownership percentage for Bank of Xi’an Co. was 17.99% at Q4, 2021.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2022, these reserves amounted to $62 (October 31, 2021 – $60).

10.	Deposits

					As at
	January 31, 2022						October 31 2021
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total
Personal	$9,455	$10,607	$164,216		$62,789	$247,067	$243,551
Business and government	174,195	36,347	53,286		295,788	559,616	511,348
Financial institutions	11,917	792	1,914		29,739	44,362	42,360
	$195,567	$47,746	$219,416	(4)	$388,316	$851,045	$797,259
Recorded in:
Canada	$139,255	$27,680	$177,726		$258,691	$603,352	$571,254
United States	43,159	154	9,854		47,548	100,715	87,626
United Kingdom	–	–	347		17,908	18,255	17,232
Mexico	–	6,102	7,799		12,272	26,173	24,259
Peru	5,155	43	5,938		4,377	15,513	14,520
Chile	3,273	6,704	172		12,080	22,229	20,631
Colombia	42	677	5,567		3,292	9,578	9,184
Other International	4,683	6,386	12,013		32,148	55,230	52,553
Total (5)	$195,567	$47,746	$219,416		$388,316	$851,045	$797,259
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $160 (October 31, 2021 – $193) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $295,809 (October 31, 2021 – $259,027), deposits denominated in Chilean pesos amount to $19,027 (October 31, 2021 – $17,841), deposits denominated in Mexican pesos amount to $23,696 (October 31, 2021 – $22,032) and deposits denominated in other foreign currencies amount to $95,595 (October 31, 2021 – $82,871).

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2022	$46,763	$22,653	$36,392	$102,386	$21,922	$230,116
As at October 31, 2021	$34,829	$24,372	$30,918	$90,433	$20,688	$201,240
(1)	The majority of foreign term deposits are in excess of $100,000.

11.	Capital and financing transactions
Subordinated debentures
On February 1, 2022, the Bank announced its intention to redeem all outstanding $1,250 million 2.58% Subordinated Debentures
(Non-Viability
Contingent Capital (NVCC)) due March 30, 2027, at 100% of their principal amount plus accrued interest to the redemption date. The redemption is expected to occur on March 30, 2022.
Common shares
Normal Course Issuer Bid
On November 30, 2021, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved its normal course issuer bid (the “2022 NCIB”) pursuant to which it may repurchase for cancellation up to 24 million of the Bank’s common shares. Purchases under the 2022 NCIB commenced on December 2, 2021, and will terminate upon earlier of: (i) the Bank purchasing the maximum number of common shares under the 2022 NCIB, (ii) the Bank providing a notice of termination, or (iii) December 1, 2022. On a quarterly basis, the Bank will notify OSFI prior to making purchases.
During the quarter ended January 31, 2022, the Bank repurchased and cancelled approximately 12.4 million common shares at an average price of $87.28 per share for a total amount of $1,086 million.
No repurchases of common shares were made during the three months ended January 31, 2021.
Preferred shares and other equity instruments
Preferred Shares
On January 27, 2022, the Bank redeemed all outstanding
Non-cumulative
Preferred Shares Series 38 at their face amount of $
500

million, together with all dividends declared on November 30, 2021.

12.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	January 31 2022	October 31 2021
Capital (1)
Common Equity Tier 1 capital	$52,150	$51,010
Net Tier 1 capital	57,911	57,915
Total regulatory capital	65,527	66,101
Total loss absorbing capacity (2)	122,613	115,681
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(3)	$433,682	$416,105
Leverage exposures (4)	1,308,247	1,201,766
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	12.0%	12.3%
Tier 1 capital ratio	13.4%	13.9%
Total capital ratio	15.1%	15.9%
Total loss absorbing capacity ratio (2)	28.3%	27.8%
Leverage ratio (4)	4.4%	4.8%
Total loss absorbing capacity leverage ratio (2)	9.4%	9.6%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)
This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

Prior period results are shown for comparative purposes and were not a regulatory requirement.

(3)	As at January 31, 2022 and October 31, 2021, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1 , Total capital and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank substantially exceeded the OSFI minimum regulatory capital and total loss absorbing capacity (TLAC) ratios as at January 31, 2022, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at January 31, 2022.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Share-based payments
During the first quarter, the Bank granted 1,716,536 options with an exercise price of $85.46 per option and a weighted average fair value of $7.54 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $6 million for the three months ended January 31, 2022 (January 31, 2021 – $4 million) as a result of equity-classified share-based payment expense.

14.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2022	January 31 2021	January 31 2022	January 31 2021
Defined benefit service cost	$79	$95	$5	$6
Interest on net defined benefit (asset) liability	(1)	9	12	11
Other	4	3	(2)	–
Defined benefit expense	$82	$107	$15	$17
Defined contribution expense	$30	$23	$–	$–
Increase (Decrease) in other comprehensive income related to employee benefits (2)	$109	$637	$39	$4
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Banking and Markets
,
and Global Wealth Management. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2021 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income (3)(4)	741	749	1,248	1,031	(64)	3,705
Total revenues	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	–	222
Non-interest expenses	1,282	1,285	862	670	124	4,223
Provision for income taxes	426	208	146	189	(105)	864
Net income	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries	$–	$85	$3	$–	$–	$88
Net income attributable to equity holders of the Bank	$1,201	$545	$412	$561	$(67)	$2,652
Average assets ($ billions)	$412	$196	$31	$444	$156	$1,239
Average liabilities ($ billions)	$320	$144	$47	$407	$245	$1,163
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $8; International Banking – $68, Global Wealth Management – $1, and Other – $14.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended October 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)(2)	Total
Net interest income (3)	$2,082	$1,589	$161	$365	$20	$4,217
Non-interest income (4)(5)	749	728	1,186	812	(5)	3,470
Total revenues	2,831	2,317	1,347	1,177	15	7,687
Provision for credit losses	(96)	314	1	(50)	(1)	168
Non-interest expenses	1,251	1,259	824	591	346	4,271
Provision for income taxes	438	137	135	134	(155)	689
Net income	$1,238	$607	$387	$502	$(175)	$2,559
Net income attributable to non-controlling interests in subsidiaries	$–	$79	$2	$–	$(11)	$70
Net income attributable to equity holders of the Bank	$1,238	$528	$385	$502	$(164)	$2,489
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (6)	$–	$2	$–	$–	$–	$2
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	1,238	526	385	502	(164)	2,487
Average assets ($ billions)	$398	$192	$30	$409	$144	$1,173
Average liabilities ($ billions)	$318	$146	$47	$382	$206	$1,099
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $91 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Net income attributable to equity holders includes restructuring and other provisions of $129 (pre-tax $188).
(3)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(4)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(5)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $18; International Banking – $52, Global Wealth Management – $7, and Other – $19.
(6)	Refer to Note 37 in the Bank’s 2021 Annual Report for details on divested operations.

	For the three months ended January 31, 2021
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$1,984	$1,788	$155	$358	$66	$4,351
Non-interest income (3)(4)	664	773	1,235	978	71	3,721
Total revenues	2,648	2,561	1,390	1,336	137	8,072
Provision for credit losses	215	525	4	20	–	764
Non-interest expenses	1,204	1,402	817	614	171	4,208
Provision for income taxes	318	157	148	159	(80)	702
Net income	$911	$477	$421	$543	$46	$2,398
Net income attributable to non-controlling interests in subsidiaries	$–	$88	$3	$–	$(1)	$90
Net income attributable to equity holders of the Bank	$911	$389	$418	$543	$47	$2,308
Represented by:
Net income attributable to equity holders of the Bank – relating to divested operations (5)	$–	$4	$–	$–	$–	$4
Net income attributable to equity holders of the Bank – relating to operations other than divested operations	911	385	418	543	47	2,304
Average assets ($ billions)	$368	$199	$27	$395	$166	$1,155
Average liabilities ($ billions)	$306	$153	$42	$387	$196	$1,084
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $69 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $20; International Banking – $49, Global Wealth Management – $3, and Other – $(15).
(5)	Refer to Note 37 in the Bank’s 2021 Annual Report for details on divested operations.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Interest income and expense

	For the three months ended
	January 31, 2022				October 31, 2021				January 31, 2021
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$6,150		$2,069		$5,904		$1,928		$6,212		$2,126
Measured at FVOCI (1)	181		–		176		–		188		–
	6,331		2,069		6,080		1,928		6,400		2,126
Other	132	(2)	50	(3)	106	(2)	41	(3)	112	(2)	35	(3)
Total	$6,463		$2,119		$6,186		$1,969		$6,512		$2,161
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	Includes interest on lease liabilities for the three months ended January 31, 2022 of $27 (October 31, 2021 – $25; January 31, 2021 – $27).

17.	Earnings per share

	For the three months ended
($ millions)	January 31 2022	October 31 2021	January 31 2021
Basic earnings per common share
Net income attributable to common shareholders	$2,608	$2,411	$2,265
Weighted average number of common shares outstanding (millions)	1,211	1,215	1,212
Basic earnings per common share (1) (in dollars)	$2.15	$1.98	$1.87
Diluted earnings per common share
Net income attributable to common shareholders	$2,608	$2,411	$2,265
Dilutive impact of share-based payment options and others (2)	24	3	41
Net income attributable to common shareholders (diluted)	$2,632	$2,414	$2,306
Weighted average number of common shares outstanding (millions)	1,211	1,215	1,212
Dilutive impact of share-based payment options and others (2) (millions)	19	9	25
Weighted average number of diluted common shares outstanding (millions)	1,230	1,224	1,237
Diluted earnings per common share (1) (in dollars)	$2.14	$1.97	$1.86
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2021.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail
exposures and product type for retail exposures.

Exposure at default (1)	As at
	January 31, 2022			October 31 2021
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$427,862	$65,686	$493,548	$459,902
Undrawn commitments	115,160	3,810	118,970	117,213
Other exposures (4)	113,012	8,319	121,331	119,923
Total non-retail	$656,034	$77,815	$733,849	$697,038
Retail
Drawn (5)	$264,035	$96,754	$360,789	$345,947
Undrawn commitments	52,994	–	52,994	51,020
Total retail	$317,029	$96,754	$413,783	$396,967
Total	$973,063	$174,569	$1,147,632	$1,094,005
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail drawn includes residential mortgages, credit cards, lines of credit and other personal loans.

Credit quality of
non-retail
exposures
The Bank’s
non-retail
portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2021.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2022, 29% (October 31, 2021 – 31%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value
ratio of the uninsured portion of the Canadian residential mortgage portfolio is 49% (October 31, 2021 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $97 billion as at January 31, 2022 (October 31, 2021 – $91 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the Caribbean. Of the total retail standardized exposures, $59 billion (October 31, 2021 – $55 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value
ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.
The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at January 31, 2022, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $63 million (October 31, 2021 – $61 million; January 31, 2021 – $69 million) in the absence of hedging activity, primarily from exposure to U.S. dollars. The Bank hedges a portion of this foreign currency risk.
A similar change in the Canadian dollar as at January 31, 2022, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $329 million (October 31, 2021 – $321 million; January 31, 2021 – $347 million), net of hedging.
Non-trading
equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 6.
Trading portfolio risk management
The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2022			January 31	October 31	January 31
($ millions)	Average	High	Low	2022	2021	2021
Credit spread plus interest rate	$11.4	$15.7	$7.5	$14.0	$10.3	$15.4
Credit spread	3.2	5.9	2.0	5.9	2.0	7.7
Interest rate	12.0	16.4	7.8	14.1	11.5	17.9
Equities	3.9	6.1	2.1	2.2	6.7	5.9
Foreign exchange	2.0	3.6	1.2	1.4	2.0	2.4
Commodities	1.5	1.8	1.0	1.7	1.3	5.5
Debt specific	2.0	2.6	1.6	2.0	1.5	3.7
Diversification effect	(8.5)	–	–	(7.4)	(8.6)	(15.9)
Total VaR	$12.3	$17.5	$7.8	$13.9	$13.2	$17.0
Total Stressed VaR	$40.1	$58.4	$22.3	$24.7	$36.1	$43.8
(iv) Operational risk
Operational risk is the risk of loss, whether direct or indirect, to which the Bank is exposed due to inadequate or failed internal processes or systems, human error, or external events. Operational risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, cyber risks, technology failure, financial crime and environmental risk. It exists in some form in every Bank business and function.
Operational risk can not only result in financial loss, but also regulatory sanctions and damage to the Bank’s reputation. The Bank has developed policies, processes and assessment methodologies to ensure that operational risk is appropriately identified and managed with effective controls.
(b) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted under a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value (1)
	As at		For the three months ended				As at
($ millions)	January 31 2022	October 31 2021	January 31 2022	October 31 2021	January 31 2021	January 31 2022	October 31 2021	January 31 2021
Liabilities
Senior note liabilities (2)	$23,979	$22,493	$902	$197	$(746)	$195	$(707)	$(547)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount (1)	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk (1)
As at January 31, 2022	$24,174	$23,979	$195	$231	$(498)
As at October 31, 2021	21,786	22,493	(707)	(24)	(729)
As at January 31, 2021	19,713	20,260	(547)	(178)	(637)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2021 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2022		October 31, 2021
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$99,053	$99,053	$86,323	$86,323
Trading assets	152,947	152,947	146,312	146,312
Securities purchased under resale agreements and securities borrowed	132,714	132,714	127,739	127,739
Derivative financial instruments	40,655	40,655	42,302	42,302
Investment securities – fair value	64,123	64,123	57,042	57,042
Investment securities – amortized cost	17,453	17,576	18,133	18,157
Loans	666,622	667,338	641,964	636,986
Customers’ liability under acceptances	20,901	20,901	20,404	20,404
Other financial assets	14,625	14,625	14,256	14,256
Liabilities:
Deposits	848,941	851,045	798,335	797,259
Financial instruments designated at fair value through profit or loss	23,979	23,979	22,493	22,493
Acceptances	20,934	20,934	20,441	20,441
Obligations related to securities sold short	46,133	46,133	40,954	40,954
Derivative financial instruments	39,697	39,697	42,203	42,203
Obligations related to securities sold under repurchase agreements and securities lent	122,878	122,878	123,469	123,469
Subordinated debentures	6,666	6,338	6,733	6,334
Other financial liabilities	44,078	44,348	39,802	40,254
(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets
.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

				As at
	January 31, 2022				October 31, 2021
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$527	$–	$527	$–	$755	$–	$755
Trading assets
Loans	–	8,494	–	8,494	–	8,113	–	8,113
Canadian federal government and government guaranteed debt	6,228	3,626	–	9,854	9,272	3,842	–	13,114
Canadian provincial and municipal debt	3,935	5,039	–	8,974	5,556	4,298	–	9,854
US treasury and other US agencies’ debt	9,601	48	–	9,649	6,760	63	–	6,823
Other foreign governments’ debt	159	8,059	–	8,218	129	9,559	–	9,688
Corporate and other debt	2,529	9,191	2	11,722	2,595	9,185	40	11,820
Equity securities	94,478	123	3	94,604	85,688	160	1	85,849
Other	–	1,432	–	1,432	–	1,051	–	1,051
	$116,930	$36,012	$5	$152,947	$110,000	$36,271	$41	$146,312
Investment securities (2)
Canadian federal government and government guaranteed debt	$3,992	$4,412	$–	$8,404	$1,125	$4,679	$–	$5,804
Canadian provincial and municipal debt	1,336	4,007	–	5,343	1,937	3,218	–	5,155
US treasury and other US agencies’ debt	13,925	2,238	–	16,163	11,462	2,175	–	13,637
Other foreign governments’ debt	153	27,998	18	28,169	67	26,605	17	26,689
Corporate and other debt	69	1,108	24	1,201	10	1,319	27	1,356
Equity securities	3,157	233	1,453	4,843	2,879	218	1,304	4,401
	$22,632	$39,996	$1,495	$64,123	$17,480	$38,214	$1,348	$57,042
Derivative financial instruments
Interest rate contracts	$–	$12,568	$2	$12,570	$–	$13,124	$1	$13,125
Foreign exchange and gold contracts	–	16,833	–	16,833	–	18,293	–	18,293
Equity contracts	334	3,964	20	4,318	184	3,513	21	3,718
Credit contracts	–	342	–	342	–	245	–	245
Commodity contracts	–	6,585	7	6,592	–	6,921	–	6,921
	$334	$40,292	$29	$40,655	$184	$42,096	$22	$42,302
Liabilities:
Deposits	$–	$174	$–	$174	$–	$175	$–	$175
Financial liabilities designated at fair value through profit or loss	–	23,842	137	23,979	–	22,354	139	22,493
Obligations related to securities sold short	38,114	8,017	2	46,133	35,487	5,467	–	40,954

Derivative financial instruments
Interest rate contracts	–	13,494	17	13,511	–	13,148	15	13,163
Foreign exchange and gold contracts	–	17,374	–	17,374	–	18,171	–	18,171
Equity contracts	364	3,069	4	3,437	307	4,737	6	5,050
Credit contracts	–	26	–	26	–	30	–	30
Commodity contracts	–	5,341	8	5,349	–	5,789	–	5,789
	$364	$39,304	$29	$39,697	$307	$41,875	$21	$42,203
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable.
(2)	Excludes debt investment securities measured at amortized cost of $17,576 (October 31, 2021 – $18,157).
Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at January 31, 2022, in the fair value hierarchy comprise certain foreign government bonds, structured corporate bonds, equity securities, complex derivatives, financial liabilities designated at fair value through profit or loss and obligations related to securities sold short.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2022.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Corporate and other debt	$40	$(1)	$–	$–	$(31)	$(6)	$2	$(1)
Equity securities	1	1	–	–	–	1	3	1
	41	–	–	–	(31)	(5)	5	–
Investment securities
Other foreign governments’ debt	17	–	1	–	–	–	18	n/a
Corporate and other debt	27	–	(3)	–	–	–	24	–
Equity securities	1,304	66	7	102	(30)	4	1,453	66
	1,348	66	5	102	(30)	4	1,495	66
Derivative financial instruments – assets
Interest rate contracts	1	–	–	1	–	–	2	–
Equity contracts	21	1	–	1	–	(3)	20	1	(2)
Commodity contracts	–	7	–	–	–	–	7	7

Derivative financial instruments – liabilities
Interest rate contracts	(15)	(2)	–	–	–	–	(17)	(2	) (3)
Equity contracts	(6)	(1)	–	(2)	–	5	(4)	(1	) (2)
Commodity contracts	–	(8)	–	–	–	–	(8)	(8)
	1	(3)	–	–	–	2	–	(3)

Financial liabilities designated at fair value through profit or loss	(139)	2	–	–	–	–	(137)	2
Obligations related to securities sold short	–	–	–	–	–	(2)	(2)	–
Total	$1,251	$65	$5	$102	$(61)	$(1)	$1,361	$65
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2021.

	As at October 31, 2021
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$4	$(1)	$–	$28	$–	$10	$41
Investment securities	1,190	83	28	78	(32)	1	1,348
Derivative financial instruments	(35)	4	–	(12)	51	(7)	1
Financial liabilities designated at fair value through profit or loss	(119)	–	–	(20)	–	–	(139)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended January 31, 2022:

•	Trading assets of $629 million, investment securities of $1,484 million and obligations related to securities sold short of $43 million were transferred out of Level 2 into Level 1.

•	Trading assets of $2,034 million, investment securities of $754 million and obligations related to securities sold short of $1,171 million were transferred out of Level 1 into Level 2.

Scotiabank First Quarter Report 2022

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended October 31, 2021:

•	Trading assets of $9,455 million, investment securities of $3,407 million and obligations related to securities sold short of $2,550 million were transferred out of Level 2 into Level 1.

•	Trading assets of $9,972 million, investment securities of $13,474 million and obligations related to securities sold short of $2,235 million were transferred out of Level 1 into Level 2.
There were no significant transfers into and out of Level 3 during the three months ended January 31, 2022 and October 31, 2021.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2021 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes
Since 2016, the Bank has received reassessments totaling $1,201 million of tax and interest as a result of the Canada Revenue Agency (the “CRA”) denying the tax deductibility of certain Canadian dividends received during the 2011-2016 taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by rules introduced in 2015 and 2018.
In 2021, a subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014 and 2015 taxation years totaling $
173
 million of tax, penalties and interest. In the first quarter of 2022, assessments totaling $297 million were received in respect of similar securities lending transactions in 2016 and 2017.
In respect of both matters
,
the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

20.	Acquisition
Acquisition announced after the reporting date and expected to close in a future period
Scotiabank Chile
On February 28, 2022, the Bank announced that it has entered into an agreement to increase its ownership in Scotiabank Chile to 99.8% through the acquisition of an additional 16.8% stake from the non-controlling interest shareholder for approximately $1.3 billion. This transaction will be accounted for as a capital transaction through shareholders’ equity and will not result in a change to the carrying value of the assets and liabilities of the subsidiary, or the Bank’s associated goodwill.
The transaction is expected to reduce the Bank’s Common Equity Tier 1 (CET1) ratio by approximately 10 basis points. Scotiabank Chile forms part of the International Banking business segment.

Scotiabank First Quarter Report 2022

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2022
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2022	January 27, 2022
April 5, 2022	April 27, 2022
July 5, 2022	July 27, 2022
October 4, 2022	October 27, 2022
Annual Meeting
The Annual Meeting for fiscal year 2021 will be held on April 5, 2022 beginning at 9:00 a.m. (Eastern) in Toronto, Ontario, Canada. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on March 1, 2022, at 8:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104
or toll-free, at
1-800-952-5114
using ID 9478772# (please call shortly before 8:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from March 1, 2022, to April 7, 2022, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
44 King Street West, Toronto, Ontario
Canada M5H 1H1
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank First Quarter Report 2022

SHAREHOLDER INFORMATION

Co-Transfer
Agent (U.S.A.)
Computershare Trust Company, N.A.
Overnight Mail Delivery:
Computershare C/O: Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
First Class, Registered or Certified Mail Delivery:
Computershare C/O: Shareholder Services
P.O. Box 505000, Louisville, KY 40233-5000
Tel:
1-800-962-4284
E-mail: service@computershare.com
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2022

The Bank of Nova Scotia is incorporated in Canada with limited liability.